UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 FORM 10-SB/A 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS UNDER
           SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ASAP SHOW, INC.
                                 ---------------
                 (Name of Small Business Issuer in its charter)

NEVADA                                                   20-2934409
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(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

4349 BALDWIN AVE., UNIT A,                  EL MONTE, CA               91731
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(Address of principal executive offices)                            (Zip Code)

Issuer's telephone number (626) 636-2530
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Securities to be registered under Section 12(b) of the Act:

         Title of each class             Name of each exchange on which
         To be so registered             each class is to be registered

                  NONE                                  NONE
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Securities to be registered under Section 12(g) of the Act:

                           COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                                (Title of class)

                                 ASAP SHOW, INC.

                                TABLE OF CONTENTS

PART I                                                                      PAGE
        Item 1 Description of Business........................................ 3
        Item 2 Management's Discussion and Analysis or Plan
               of Operation...................................................13
        Item 3 Description of Property........................................21
        Item 4 Security Ownership of Certain Beneficial Owners
               and Management.................................................21
        Item 5 Directors and Executive Officers, Promoters and
               Control Persons................................................22
        Item 6 Executive Compensation.........................................23
        Item 7 Certain Relationships and Related Transactions.................24
        Item 8 Description of Securities......................................24

PART II

        Item 1 Market Price of and Dividends on the Registrant's Common
               Equity and Related Stockholder Matters ........................25
        Item 2 Legal Proceedings..............................................25
        Item 3 Changes in and Disagreements with Accountants..................25
        Item 4 Recent Sales of Unregistered Securities........................25
        Item 5 Indemnification of Directors and Officers......................25

PART FS

               Balance Sheet as of May 31, 2005...............................29
               Statements of Operations.......................................30
               Statements of Shareholders' Deficit............................31
               Statements of Cash Flows.......................................32
               Notes to Financial Statements..................................33

PART III

        Item 1 Index to Exhibits..............................................58
        Item 2 Description of Exhibits........................................58

SIGNATURES....................................................................58

PART I

ITEM 1 - DESCRIPTION OF BUSINESS AND BACKGROUND

ASAP Show, Inc. ("ASAP" or the "Company") is a spin off from Cyber Merchants Exchange, Inc. ("C-ME"). ASAP was incorporated in December 2004 under the laws of the State of Nevada. All of the assets and liabilities of C-ME have been transferred to the Company effective May 31, 2005 (the "Transfer"). The Company will operate the business previously operated by C-ME; a trade-show organizer and a business-to-business international stock lot trading and logistics company that is initially targeting the apparel industry. ASAP uses its overseas offices and agents to source apparel overstock lots. It then displays that stock lot information on its website for United States retail stores to consider for purchasing. Once the transaction is consummated through the information provided by ASAP's website, either the buyer or seller will pay ASAP a commission for this service. With regard to logistics, ASAP is helping its exhibitors and apparel stock lot owners overseas ship the merchandise via air or ocean freight, find customs brokers to clear the merchandise and assist in shipping by local trucking to the buyers' warehouses. The officers and directors of ASAP are the same as the officers and directors of C-ME.

REORGANIZATION

On May 16, 2005, the shareholders of Cyber Merchants Exchange, Inc. ("C-ME") approved a reorganization (the "Reorganization"), summarized as follows:

1. C-ME entered into an amended and restated Securities Purchase Agreement ("SPA") with KI Equity Partners II, LLC ("KI Equity") effective as of August 25, 2005. The transaction closed on September 30, 2005. C-ME issued 7,104,160 shares of its common stock to KI Equity for proceeds of $415,000 (the "Investment"). The funds were distributed from C-ME to the Company on that date and were used to satisfy liabilities of C-ME assumed by the Company pursuant to the Transfer Agreement referred to below;

2. C-ME issued a stock bonus to certain directors and officers of 1,027,327 shares of C-ME's common stock, effective May 31, 2005 (the "Stock Bonus");

3. C-ME transferred all of its assets and liabilities to the Company effective May 31, 2005 pursuant to a Transfer and Assumption Agreement ("Transfer Agreement"); and

4. On August 25, 2005 C-ME distributed 8,626,480 shares of common stock of ASAP, representing all of the outstanding shares of ASAP, to C-ME's shareholders of record on August 18, 2005 on a pro rata basis (the "Distribution").

The details of the transaction summarized above are as follows:

Securities Purchase Agreement
-----------------------------

On November 19, 2004 C-ME entered into the SPA with Keating Reverse Merger Fund, LLC ("KRM Fund") and Frank Yuan, the current Chairman of the Board and Chief Executive Officer of C-ME ("Yuan") providing for the investment by KRM Fund of $425,000 in C-ME in exchange for 7,000,000 shares of C-ME's common stock. The SPA was amended and restated effective August 25, 2005 to, among other things, change the Investment to $415,000, change the number of shares to be purchased to 7,104,160, and substitute KI Equity for KRM Fund. The Investment by KI Equity will be used satisfy certain liabilities assumed by the Company with any remaining funds being used to provide the Company with working capital to grow its trade show business. The Reorganization will allow the shareholders of

C-ME to participate in the growth of the trade show business through the spin-off of the Company, which owns and operates the trade show business (see below). Following the Reorganization and spin off of the Company, C-ME will be majority owned by KI Equity and will seek a business combination with an operating company.

Stock Bonus
-----------

C-ME issued 1,027,327 shares to certain key employees and directors effective May 31, 2005. The Stock Bonus was not subject to shareholder approval. The individuals receiving the Stock Bonus previously had stock options in C-ME, which were cancelled as part of the Stock Bonus and Reorganization. In addition, C-ME terminated all of its stock option plans, and all outstanding stock options were cancelled or assumed by Yuan. In addition, the employees have not received any significant pay increases in recent years. Directors of C-ME have never been paid fees for services on the Board. The intent of the issuance of the Stock Bonus was to partially compensate these individuals for their significant contributions to C-ME since employees did not receive any significant pay increases in recent years and outside directors were never paid for services on the Board.

Transfer
--------

Since the Transfer effective May 31, 2005, ASAP has been and will continue to focus on operating the trade show business previously operated by C-ME. The Investment contemplated as part of the Reorganization will be used to pay the liabilities of C-ME that were assumed by ASAP under the Transfer Agreement. ASAP will continue to operate its trade show twice a year in Las Vegas, arrange three or more Buying Trips, and manage Material World Global Pavilion in Miami and New York. As part of the Transfer Agreement, ASAP has assumed an $800,000 revolving line of credit from Frank Yuan and his wife (the "Yuan Line of Credit"). Frank Yuan and his wife consented to the assumption of the Yuan Line of Credit and released C-ME from any and all liabilities there under. The Yuan Line of Credit has an outstanding balance as of August 31, 2005 of $554,179, including accrued interest of $9,179; bears interest at 8% per annum, and expires in September 2006. $120,000 of the funds received from C-ME as a result of the Investment were used to partially repay the Yuan Line of Credit. With the payment of liabilities from the Investment, the expected cash flow generated from the trade shows and the Yuan Line of Credit, ASAP believes it will have sufficient cash resources to grow its business and pay the liabilities and meet the obligations with respect to its operations through at least September 2006.

As a further condition of the Investment, C-ME and ASAP entered into the Transfer Agreement effective May 31, 2005, whereby all of the assets of C-ME were transferred to ASAP and all liabilities, obligations and contracts of C-ME (known and unknown, fixed or contingent or otherwise) were assumed by ASAP ("Assumed Liabilities"). In exchange, C-ME received 8,626,480 shares of ASAP common stock. ASAP and Frank Yuan have agreed to indemnify and hold C-ME harmless from any loss, costs or damages incurred by C-ME with respect to the Assumed Liabilities ("Indemnity Claims").

Distribution
------------

On August 25, 2005, C-ME distributed 8,626,480 shares of ASAP to C-ME's shareholders of record on August 18, 2005 on a pro-rata basis.

In connection with the filing of this Form 10-SB with the Securities and Exchange Commission (the "SEC"), the Distribution was paid to U. S. Stock Transfer Corporation as depository agent for ASAP's shareholders. The ASAP shares will be held by the depository agent until such time as this Form 10-SB has become effective and all comments from the SEC have been cleared. At that time, the certificates representing ASAP shares will be disbursed by the depository agent to ASAP's shareholders. Following disbursement of the ASAP shares, ASAP intends to make available information that will allow a broker to file a Form 15c2-11 to post a quotation and obtain a trading symbol for the shares of ASAP on the OTC BB. The ASAP shares distributed as part of the Distribution will be freely tradable, subject to certain restrictions applicable to insiders and affiliates, once this Form 10-SB has become effective and all comments of the SEC have been cleared.

The distribution will be taxable to the Company's shareholders.

Investment
----------

The closing of the transactions contemplated by the SPA and the Investment occurred on September 30, 2005, after the Distribution. Pursuant to the Investment, C-ME issued 7,104,160 shares of common stock to KI Equity for $415,000. The proceeds of the Investment will be used to satisfy liabilities that were assumed by ASAP as part of the Transfer and any other liabilities of C-ME, which will be applied to all third party liabilities which existed at May 31, 2005 and any remaining funds being transferred to ASAP, less $50,000 which C-ME will hold in reserve for a period of six months following the closing of the SPA to satisfy any Indemnity Claims.

Accounting Treatment
--------------------

The Company accounted for the Reorganization as a reverse spinoff in accordance with the Emerging Issues Task Force Issue No. ("EITF") 02-11, "ACCOUNTING FOR REVERSE SPINOFFS." In a reverse spinoff, the legal spinnee (ASAP) is treated as though it were the spinnor for accounting purposes. Reverse spinoff accounting is appropriate as the treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financials statements. Under this treatment, the historical financial statements of the Company will be the historical financial statements of ASAP. In making its determination, the Company considered the following indicators, among others:

     o the accounting spinnor (legal spinnee, ASAP) is larger than the accounting spinnee (legal spinnor, C-ME);

     o the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor);

     o the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity; and

     o    the accounting spinnor (legal spinnee) retains senior management.

OVERVIEW OF ASAP SHOW SERVICES

TRADE SHOWS

ASAP GLOBAL SOURCING SHOW - a trade show for U.S. buyers to meet hundreds of overseas ready-made garment manufacturers - is held twice a year in Las Vegas. The 8th edition ASAP Global Sourcing Show held from August 29 to 31, 2005 had approximately 300 full package factories from 35 countries exhibiting.

 ASAP BUYING TRIP - The first ASAP China Buying Trip was arranged by the Company to take more than 80 United States and European Union buyers, each with more than $5 million in purchasing power, to 4 production centers in China. This "reverse trade-show" event was supported and promoted by the U.S Cotton Council, American Apparel and Footwear Association, America Apparel Production Network, and many other leading corporations and associations active in the apparel industry. It was the first buying tour of its kind designed for United States and European Union buyers prepared to place production orders, license their brands, understand China's distribution channels, find joint ventures possibilities and relocate United States textile plants to China. Participation from the United States and European Union included such prominent names such as Fruit of the Loom, Warnaco, Salvatore Ferragamo and Marks & Spencer among others. The Company is planning a buying trip to Sri Lanka and Bangladesh in November 2005, an India and Thailand buying trip in March 2006 and the 2nd edition of the China Buying Trip in May 2006.

The U. S. Cotton Council's objective is to promote U. S. raw cotton to overseas manufacturers. The Cotton Council's London office promotes the use of cotton with European apparel buyers as an alternative to synthetic fabrics. The Cotton Council endorsed and promoted the ASAP China buying trip. It paid ASAP $50,000 and invited 15 European buyers to join the buying trip.

The American Apparel Footwear Association is a non-profit organization headquartered in Washington D. C. Its members are leading footwear brands such as Nike, Lee, Limited, etc. It is the only brand association for footwear in the United States. On the China Buying Trip, its members were able to gain an understanding of the production strengths and locations in China.

The American Apparel Production Network is a U. S. based non-profit organization with members in Canada, Central and South America. It promoted the China Buying Trip to assist its members in balancing their sourcing in China.

Other associations such as the California Fashion Association had the same objective; to assist their members in sourcing in China.

MATERIAL WORLD is a textile, fabrics and accessories sourcing show held twice a year in Miami, Florida and New York. ASAP has entered into an exclusive agreement with Material World to represent it as its global marketing partner and will share 50% of the net profits associated with sales of booths by the Company. ASAP's agreement with Material World is based upon ASAP's global contacts and network to bring textile and accessories manufacturers to exhibit at the Miami and New York shows. ASAP will share 50% of the gross profits, which are generated from ASAP's efforts. The calculation is based on the total booth receipts less venue rental, booth decorations and commissions paid to overseas agents. Material World will be responsible for promotion and advertising to attract attendees/buyers. ASAP is responsible for promotion and advertisements to attract overseas manufacturers as exhibitors.

THE INTERNET SOURCING NETWORK ("ISN")

The ISN is a private extranet that the Company builds and maintains for its U.S. retail users. ISN allows ASAP's retail users and overseas suppliers to conduct business using the web-based application. Overseas suppliers have direct access to U.S. retail buyers; push the stock lot information to buyer's computer and receive feedback on their immediate merchandise needs. There are many types of international trade activities related to apparel. Currently, the Company is focused on apparel stock lot (excess inventories) transactions. For example, if overseas manufacturers have any stock lots, excess inventory or leftovers, ASAP will place send a pre-designed information sheet describing the merchandise, including pictures, to U. S. buyers to review. If a U. S. buyer likes the product information, ASAP will introduce the buyer and seller. If a transaction is completed, either the buyer or the seller will pay ASAP a commission. ISN is in its development stage.

GLOBAL FINANCIAL PLATFORM ("GFP")

Letters of credit have historically been the predominant means of payment for international trading.

ASAP's patent pending GFP provides a framework for obtaining non-recourse financing of merchandise shipments to pre-approved buyers in the United States, without the need for letters of credit. Through ASAP's GFP, the CIT Group ("CIT"), the overseas bank and ASAP, each play an integral role. First, CIT guarantees the credit worthiness of the U.S. buyers. Second, the overseas bank provides working capital financing and acts as the conduit for foreign manufacturers to receive payment. Consequently, U.S. buyers can purchase overseas merchandise just as they purchase domestic goods, with open terms and without the need to open letters of credit. The application for the patent was filed in 2001. Due to the U. S. Patent Office's workload, the Company has not received any response to the filing. Therefore, the Company cannot predict when or if this patent will be granted.

CIT will pay ASAP 0.5% of the transaction value. CIT and Bank SinoPac have tested the GFP platform and model successfully. There have been more than 10 transactions done through the CIT and Bank Sinopac Tri-party agreement. In one case, a seller in Taiwan shipped merchandise to a San Diego based retailer with net 30 days open terms. The day the merchandise is shipped from Taiwan, Bank Sinopac advanced 80% of the value of the merchandise to the Taiwan shipper. The shipping documents and invoice were sent to the Company. The Company duplicated the documents. The Company invoiced the San Diego retailer and assigned the invoice to CIT for collection. When the retailer paid CIT, CIT deducted its commission and the Company's commission. CIT then remitted the balance to Bank Sinopac. Bank Sinopac then deducted the advances and interest and remitted the balance to the shipper. Even though there were several successful similar transactions, multiple countries are needed for this type of international trading transaction to be widely used and recognized. The Company has only the relationship with Bank Sinopac in Taiwan. Therefore this innovative financing method is still in the development stage. As of May 31, 2005, the Company did not have the financial resources to allocate to this project. However, management believes GFP could be a large revenue source in the future. CIT and the Company cancelled the factoring and commission agreement by mutual consent and released each other's responsibilities and liabilities under these agreements. ASAP management will enter into a similar factoring and commission agreement with CIT when ASAP has more resources ready to promote this GFP business. If the Company had enough resources to approach banks in multiple countries, this product could be widely used in international trade. There are multi-billion dollars of letters of credit issued in international trade. If GFP can be widely used, it would be a tremendous source of revenue for the Company. However there can be no assurance as to when or if GFP will be utilized.

LOGISTICS AND WAREHOUSING

In international trade, the shipment of goods from one country to another involves multiple activities. The Company will assist clients in finding ocean and air forwarders, custom brokers, domestic trucking companies and public warehouses for packaging and shipping. The Company intends to leverage the contacts from its trade show buyers and sellers to negotiate with FedEx, DHL, and many ocean carriers for a deep discount bulk rate. The Company will keep a portion of the discount rate. When the Company's client base expands, this activity could generate significant revenues. However there is no assurance as to if or when this will occur.

These logistics and warehousing activities are in their development stages.

REVENUE MODEL

TRADE SHOWS

Trade show revenue is generated primarily from booth sales. There are many other ancillary revenues such as seminar fees, advertisements, trade show decoration, material rentals, etc. Currently, management allocates all resources and manpower to develop the tradeshows mentioned above.

Consequently, the Company's revenues are generated solely from trade shows.

The management budgets its tradeshow income for the year 2006 as follows:

        Name of Show          Annual Gross Revenue   Production Cost   Gross Profit
---------------------------   --------------------   ---------------   -------------
Two ASAP Shows in Las Vegas       $1.2 million        $0.60 million    $0.60 million
     Three Buying Trips           $1.0 million        $0.25 million    $0.75 million
  Two Material World shows        $0.6 million        $0.20 million    $0.40 million
           Total                  $2.8 million        $1.05 million    $1.75 million
---------------------------   --------------------   ---------------   -------------

Historically the Company has sold approximately 120 booths at the ASAP shows in Las Vegas at an average rate of $5,000 per booth. Management estimates that without any growth for the two shows in 2006, the Company will sell 240 booths at the same rate for a total of $1,200,000 in revenue.


For the year 2005, the China Buying Trip had 80 buyers. The Company estimates that in 2006, it will take 125 buyers to China. The Company believes that the 2005 China Buying Trip was extremely successful. The response from participants was very positive. The Company believes that at least 90% of the buyers on the 2005 China Buying Trip will participate in 2006. In addition many buyers have contacted the Company about the 2006 China Buying Trip. Also the 2006 China Buying Trip will include buyers from Mexico and South Asia countries like India, Pakistan and Bangladesh. The Company receives an average of $1,600 per buyer and per city. The buyers will visit 3 cities. The Company estimates that total gross revenue from the China Buying Trip in 2006 will be $800,000.

The Company had a Pakistan and Bangladesh buying trip in late November 2005 which had 12 buyers visiting 3 cities. The Company's gross revenue for this trip was $80,000. A total of 30 buyers had registered for this trip. However the Pakistan earthquake occurred a few days before the trip was to begin. This caused several buyers to cancel at the last minute. In addition, the Company plans to have a buying trip to India and Sri Lanka in mid 2006 and another trip to Pakistan and Bangladesh in early November 2006. The Company estimates that there will be 30 buyers going to three cities at $1,600 for each buyer and each city for total gross revenue to the Company of $200,000.


There is no guarantee that the trade shows and buying trips will generate revenues at these levels in fiscal 2006.

THE INTERNET SOURCING NETWORK

The Company generates at least 10% of the net transaction revenue from selling overseas stock lots to the U.S. retailers. For the last three years, C-ME generated an average of $1 million dollars in gross transaction revenue. Management believes ASAP can increase its transaction sales if it provides additional resources to the segment; however, the Company is currently focused on the tradeshow business.

GLOBAL FINANCIAL PLATFORM

CIT paid the Company 0.5% of transaction value. CIT and Bank SinoPac have tested the GFP platform and model successively. CIT and C-Me have cancelled the tri-Party Agreement as of September 15, 2005. ASAP management feels it will be very easy to enter into the same agreement with CIT when there are enough resources provided and business volume increases for this type of business.

LOGISTICS AND WAREHOUSING

Management is aggressively negotiating with DHL and FedEx for a bulk discount rate of 25%. If the Company is successful in this regard, the Company will resell a 15% discount to its tradeshow exhibitors and attendees. The potential 10% freight revenue can generate freight logistic fees for the Company if DHL, FedEx and ocean carriers are willing to offer the bulk discount rate of 25% to ASAP's exhibitors and attendees. ASAP's apparel exhibitors and attendees are the target clients for U.S. logistic companies.

The Company charges its overseas suppliers and exhibitors the same rate as a public warehouse charges for similar warehousing services.

EMPLOYEES

As of May 31, 2005, the Company employed 14 full-time employees and 1 part-time employee classified as follows: 3 full-time executive officers; 1 full-time administrative personnel; 10 full-time marketing personnel; and 1 part-time technical employee. None of the employees are subject to a collective bargaining agreement, and the Company believes that relations with its employees are good.

COMPETITION

There are numerous fashion, apparel, textile and accessories/supplies trade shows in the U.S. each year. Some of these shows are well established and have been held for years.

The primary competitors of ASAP are as follows:

MAGIC - MAGIC, the Men's Apparel Guild in California was founded in 1933. Due to enormous growth, the show relocated from Los Angeles to Las Vegas in 1989. Today, MAGIC International is the world's largest and most widely recognized organizer of fashion industry trade shows. MAGIC encompasses every facet of fashion. MAGIC announced its Sourcing Zone and Fabric@Magic show in 2003, which is direct competition of ASAP' trade show in Las Vegas.

The management of ASAP has a combined experience in international apparel trade of more than 100 years. A competitor such as MAGIC, even though it has a history of a large tradeshow, cannot compete with ASAP because a sourcing show is a very specialized tradeshow that requires management to understand the in and outs of apparel international trade to establish a unique apparel sourcing show. ASAP offers unique services such as matchmaking between appropriate exhibitors and buyers and educational seminars for exhibitors and attendees on the complexity of international trade laws. None of these unique services have been provided by other tradeshows. ASAP is the first tradeshow in the U. S. that is a sourcing show compared to others that are more focused on the fashion trade.

IFFE at New York Javits Center - The longest established fabric and trim show in North America. IFFE concluded its last event in April 2005.

SOURCES trade show - Now in its third year, SOURCES has exhibitors that are non-US based manufacturers of gifts, home and decorative accessories, and handcrafted products who come to the U.S. to do business with wholesalers, importers, distributors, catalog and mail order, and direct volume purchasers.

Although the competitors detailed in the preceding paragraphs may offer similar services to the ASAP trade shows, the Company believes that no other company has its range of services, approach to serving the industry or such an experienced management team with years of experience within the apparel industry. ASAP is focused on providing a complete merchandise sourcing solution by providing educational seminars, matchmaking sessions, dedicated country managers and other unique services that interlock each other and are focused on serving buyers' /exhibitors' international sourcing and transaction needs.

RISK FACTORS

The following risk factors include, among other things, cautionary statements with respect to certain forward-looking statements, including statements of certain risks and uncertainties that could cause actual results to vary materially from the future results referred to in such forward-looking statements.


WE ARE SUBJECT TO UNITED STATES GOVERNMENT REGULATIONS WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS.

The Company's primary source of income is from overseas apparel exporters who are willing to exhibit at its trade shows and participate in buying trips. Apparel imports into the United States are heavily regulated by the United States government. If the United States government imposes higher tariffs, increases quotas or imposes limitations on quantities of imports, it will adversely affect the Company's business. Fewer foreign apparel exporters will participate in the Company's events if they are limited in exporting to the United States.

WE ARE SUBJECT TO FOREIGN GOVERNMENT REGULATIONS WHICH COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS.

The Company's primary source of income is from overseas apparel exporters who are willing to exhibit at its trade shows and participate in buying trips. Foreign governments may advise their exporters to sell merchandise to countries other than the United States to balance their export concentration. Such policies could adversely affect the Company's trade show exhibitor revenue because foreign exporters will promote their business by following their own government's policies and incentives.

THE WORLD TRADE ORGANIZATION'S BILATERAL AGREEMENTS COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS.

Apparel imports are governed by the World Trade Organization's ("WTO") bilateral agreements between the U. S. and each other country. For example, even though China is a WTO member, the U. S. can elect, based upon safeguards/market disruptions, to limit the export quantities to the U. S. Management found that because of China's limitations of exports to the U. S., fewer Chinese manufacturers are willing to exhibit in U. S. trade shows. For example, when China officially became a member of WTO on January 1, 2005. the Company's trade show in Las Vegas in February had 35 exhibitors from China. The Chinese exporters believed that their exports to the United States would be free of quota limitations. However when the United States imposed the safeguards/market disruption quotas in early 2005, the number of Chinese exhibitors at the August 2005 trade show declined to 20.

The Company estimates that 36% of its total revenue in 2006 will be from China.


WE EXPECT TO DEPEND ON REVENUE FROM UNPROVEN ASAP TRADE SHOWS, INTERNET SOURCING NETWORK, GLOBAL FINANCIAL PLATFORM AND LOGISTICS AND WAREHOUSING WHICH MAKES OUR REVENUE POTENTIAL UNCERTAIN.

ASAP expects to depend primarily on revenue from trade shows, ISN, GFP and logistics and warehousing. The trade shows have generated revenue in the past. Growth in trade shows depends upon venue availability, continued willingness of manufacturers to pay to exhibit and buyers willingness to attend. There is no assurance that venues will be available in Las Vegas or that exhibitors will continue to pay fees or that attendees will continue to find it worthwhile to attend. Therefore there is no guarantee that the trade shows will continue to generate revenue or that revenue will meet management's expectations. The ISN, GFP and logistics and warehousing are in their development stages. Therefore there is no significant revenue generated from these services. Currently the Company does not anticipate revenue in the near future from the GFP or logistics and warehousing fees. The Company's primary source of funds will be trade show revenue and the $800,000 line of credit provided by Mr. Yuan.

THERE IS CURRENTLY NO PUBLIC MARKET FOR OUR STOCK WHICH MAKES AN INVESTMENT IN OUR STOCK VERY ILLIQUID.

 Following disbursement of the ASAP shares, ASAP intends to make available information that will allow a broker to file a Form 15c2-11 to post a quotation and obtain a trading symbol for the shares of ASAP on the OTC BB. However there is no assurance that the shares of the Company's common stock will trade or that a market will be maintained.

WE HAVE A HISTORY OF OPERATING LOSSES.

As of May 31, 2005, C-ME transferred all of its assets of $246,881 and liabilities of $1,116,096 to ASAP. As a result, ASAP has a shareholder deficit of $869,215. For the three months ended August 31, 2005, ASAP had a loss of $123,000. C-ME had a history of operating losses. C-ME was not profitable since inception in 1996 and we do not expect ASAP to be profitable in the near future.

WE FACE INTENSE COMPETITION FROM MANY ENTITIES.

The trade show marketplace is highly competitive. The barrier to entry is not significant. We have identified and continue to identify numerous companies that are better funded, have more experience and more significant resources that have entered or are planning to enter the trade show business. Should these companies decide to enter our specific market, there is no guarantee that we will be able to compete with them effectively.


WE ARE DEPENDENT ON FOREIGN GOVERNMENTS SUBSIDIZING THEIR EXPORTERS' EXHIBITION FEES.


The Company heavily relies on foreign alliances with manufacturers and their governments' willingness to subsidize their exporters exhibit fees for the trade shows. If a foreign government decides to drop the financial support of its exporters at the trade shows, this will have an immediate negative on the Company's trade show revenue. For example, Macau has been supporting its exporters at the Company's trade shows. If for any reason, the Macau government decides to not pay for its exporters to exhibit, it will be very hard for the exporters to pay on their own.


POLITICAL RISKS AND CHANGING ECONOMIC CONDITIONS IN THE PACIFIC RIM COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S BUSINESS.

The Company faces political risks in conducting international business including risks of changing economic conditions in the Pacific Rim. This may have a material adverse effect on our ability to provide global merchandise sourcing to our clients. For example, if Pakistan does not support the U. S. in combating terrorism, management believes that the U. S. government would ban Pakistani imports into the U. S. This type of political activity would hurt the Company's trade shows as it would lose the Pakistani exhibitors.


WE ARE DEPENDENT ON MARKET DEMAND FOR AN ACCEPTANCE OF OUR SERVICE WHICH IF DOES NOT EXIST WOULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

Much of ASAP's success is dependent upon aggregating a critical mass of subscribing overseas manufacturers and trade show attendees and establishing and maintaining strong relationships with clients. If market demand and acceptance for our services is not in line with ASAP's expectations, it is likely that ASAP's revenue will not meet our expectations.

WE ARE DEPENDENT ON RELATIONSHIPS WITH KEY APPAREL RETAILERS / BUYERS, AND THE ABILITY TO CREATE MORE SUCH RELATIONSHIPS, THE LOSS OF ANY OF WHICH COULD HAVE A NEGATIVE IMPACT ON OUR BUSINESS.

Our business model is retailer/buyer -centric. Successful implementation of it is predicated on our ability to create and nurture strong relationships with retailers/buyers. If we are unable to expand and maintain existing relationships, our revenue and profitably will not meet our expectations. Although ASAP believes it can create and maintain the necessary relationships, there is no guarantee that it will.

WE DEPEND ON THE RELIABILITY OF OUR SERVICES.

As a member of the service industry, ASAP is dependent upon the reliability of its trade show, software and hardware. There is no guarantee that ASAP will be able to provide reliable services. Even though the Company's trade show is a unique sourcing show with niche services such as matchmaking and educational seminars, there is no guarantee that other trade shows such as MAGIC will not copy or follow the Company's unique services. If a competitor starts to copy our unique services, which is possible, management believes that it will face more intense competition than before.

WE DEPEND UPON KEY MEMBERS OF MANAGEMENT, THE LOSS OF ANY OF WHOM WOULD NEGATIVELY IMPACT OUR BUSINESS.

The implementation of our business plan relies on key members of the management team and sales, marketing, and finance personnel. There is no guarantee that these employees will continue to work for ASAP. In addition, there is no guarantee that ASAP will be able to replace these employees with personnel of similar caliber should they not be able to work, or decide not to work for ASAP. Frank Yuan is a key member of our management. If for any reason, Mr Yuan were to leave the Company, it would be very difficult to find a replacement with his experience and financial support of the Company.

THE COMPANY'S SECURITIES ARE SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC WHICH MAY AFFECT THE MARKET FOR THE SECURITIES.

The Company's securities are subject to the Securities and Exchange Commission's "penny stock" rules. The penny stock rules may affect the ability of owners of the Company's shares to sell them. There may be a limited market for penny stocks due to the regulatory burdens on broker-dealers. The market among dealers may not be active. The mark-ups or commissions charged by the broker-dealers might be greater than any profit an investor may make. Because of large spreads that market makers quote, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor.

The Company's securities are also subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investor" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of the Company's securities to buy or sell in any market.

INTELLECTUAL PROPERTY.

ASAP has one patent pending that pertains to business processes: Global Financial Platform. ASAP's GFP eliminates the need for letters of credit by allowing overseas suppliers to ship merchandise to pre-approved retailers/buyers in the United States. C-ME pioneered this process by establishing the first tri-party agreement with CIT and Bank SinoPac in Taiwan. In essence, it is the first workable international factoring mechanism. Overseas suppliers, U.S. retailers/buyers, international banks and CIT are linked to ASAP's GFP. Through this arrangement, each of the tri-party participants plays an integral role. First, CIT guarantees the credit worthiness of the U.S. retailers/buyers. Secondly, Bank SinoPac provides cash advances up to 80% and acts as the conduit for foreign suppliers to receive payment. Through ASAP's GFP, U.S. retailers/buyers can purchase overseas merchandise, just as they purchase domestic merchandise, with open terms and without the need to open letters of credit. Overseas suppliers ship merchandise to pre-approved retailers without payment risk and receive up to 80% cash advance when they ship the merchandise. CIT and C-Me have cancelled the agreement as of September 15, 2005. ASAP management feels it will be able to enter into the same agreement with CIT when there are enough resources provided and as business volume increases for this type of business.


In addition, ASAP has trademarked the following trade names: ASAP Global Sourcing Show(TM), DEPS(TM); FOCASTING(TM); and Internet Sourcing Network(TM).

DIVIDENDS

C-ME did not paid dividends in prior years and the Company has no plans to pay dividends in the near future. The Company intends to reinvest its earnings in the continued development and operation of its business. Any payment of dividends would depend on the Company's pattern of growth, profitability, financial condition, and other factors, as the Board of Directors may deem relevant.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following discussion of the plan of operation of the Company should be read in conjunction with the Company's audited financial statements and the related notes thereto-included elsewhere in this registration statement for the 11-month period ended May 31, 2005. Certain statements contained herein may constitute forward-looking statements, as discussed at the beginning of Part I of this registration statement. The Company's actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Effective for the fiscal year ended in 2005, C-ME changed its fiscal year end from June 30 to May 31. The following table presents comparative information for the eleven-months ended May 31, 2005 and 2004.

                                     5/31/05       5/31/04
                                   ----------    -----------
                                                 (Unaudited)

Revenues                           $2,040,341    $ 1,754,826
                                   ==========    ===========
Loss from operations               $ (463,063)   $  (532,628)
                                   ==========    ===========
Loss before income taxes           $  477,268    $   795,321
                                   ==========    ===========
Income taxes                       $      800    $       800
                                   ==========    ===========
Net loss                           $ (478,068)   $  (796,121)
                                   ==========    ===========
Loss per share-basic and diluted   $    (0.06)   $     (0.10)
                                   ==========    ===========

11-MONTH PERIOD ENDED MAY 31, 2005 COMPARED TO YEAR ENDED JUNE 30, 2004

The following discussion sets forth information for the eleven months ended May 31, 2005, compared with the twelve months ended June 30, 2004. This information has been derived in part from the audited consolidated financial statements of the Company contained elsewhere in this Form 10-SB.

REVENUES

Transaction Sales
-----------------

         Transaction revenues are recorded in accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19 "Reporting Revenue Gross as a Principal versus net as an Agent." The Company recognizes net revenues from product transaction sales when title to the product passes to the customer, net of factoring fees. For all product transactions with its customers in 2005, the Company acts as a principal, takes title to all products sold upon shipment, and bears inventory risk for return products that the Company is not able to return to the supplier, although these risks are mitigated through arrangements with factories, shippers and suppliers. However, during 2004, the Company acted as an agent for such transactions and therefore such are presented on a net basis in accordance with EITF 99-19.

         During the eleven months ended May 31, 2005, the Company had transaction sales of $315,493 compared to $1,352,601 for the year ended June 30, 2004. Net revenues from transaction sales (after reduction for cost of transaction sales) for the eleven months ended May 31, 2005 were $68,307, a decrease of $39,894 from $108,201 in the year ended June 30, 2004. The gross profit margin of transaction sales for the eleven months ended May 31, 2005 was 21.7%, compared to 8.0% for the year ended June 30, 2004. Management put a majority of its resources and manpower to its trade show development for 2005, which is the reason why the transaction sales declined in the eleven months ended May 31, 2005, compared with the year ended June 30, 2004. Even though transaction sales gross revenue declined, management focused on more profitable transactions. The Company expects this net revenue percentage to grow, as it begins to fully utilize its overseas sourcing network and its trade show buyers/attendees relationships.

Trade Shows
-----------

ASAP GLOBAL SOURCING SHOW

         The ASAP Global Sourcing Show segment derives revenue principally from the sale of exhibit space, sponsorship and conference attendance fees generated at its events. In 2005, approximately 95% of our trade show revenue was from the sale of exhibit space. Events are generally held on a semi-annual basis in Las Vegas, Nevada. At many of our trade shows, a portion of exhibit space is reserved and partial payment is received as much as 90 days in advance. Cash is collected in advance of an event and is recorded on our balance sheet as deferred revenue. Revenue and related direct event expenses are recognized in the month in which the event is held.

         Trade show business is seasonal, with revenue typically reaching its highest levels during the first and third quarters of each fiscal year, largely due to the timing of the ASAP Global Sourcing shows held February and August each year. In 2005, approximately 64% of our tradeshow revenue was generated during the first quarter (August show) and approximately 36% during the third quarter (February show). Because event revenue is recognized when a particular event is held, we also experience fluctuations in quarterly revenue based on the movement of annual trade show dates from one quarter to another.

         ASAP Global Sourcing Show revenues totaled $1,427,439 in the eleven months ended May 31, 2005, compared to $1,663,274 in the year ended June 30, 2004, a decrease of $235,835 or 14% compared to the prior period. This decrease was due to a slight decrease in number of exhibitors compared to the prior period. Another reason for decreasing exhibitors is because of the Men's Apparel Guild in California's ("MAGIC") establishment of its Sourcing Zone, which is held at the same time as our shows. Management believes the competing show will make it difficult to have significant growth.

CHINA BUYING TRIP

         China Buying Trip revenues totaled $259,907 for the eleven months ended May 31, 2005. This is the first year that it is incorporated into the Company's business model. Management is planning to establish semi-annual China Buying Trips, to South and South East Asia, in May and November of each year.

MATERIAL WORLD

         Material World revenues totaled $37,502 for the period ended May 31, 2005. This is the first year that the Company acted as Material World's Global Pavilion Agent. Management also entered into a similar agreement with Material World for its September 2005 New York show. The Company records the revenues earned from Material World as tradeshow revenue in its financial statements.

OPERATING EXPENSES

General and administrative expenses consist primarily of ASAP Global Sourcing show production costs, attendee marketing programs, exhibitors' promotion costs, and payroll related expenses. General and administrative expenses decreased by $34,379 or 2% to $1,512,972 for the eleven-month period ended May 31, 2005 from $1,547,351 in the year ended June 30, 2004. Such increase was primarily attributed to there only being eleven months of fiscal 2005 compared to twelve months in fiscal 2004.

Stock based compensation increased by $126,953 from fiscal 2004. Such an increase is due to the Company issuing 120,862 shares of common stock (on a post-Reverse Split basis) to certain employees and directors as a stock bonus, which was valued at $133,553 (based on the estimated fair value on the date of grant).

Payroll and related benefit expense decreased by $149,972 or 20% to $609,693 due to our continued cost cutting efforts in lowering our headcount and there were only eleven months in fiscal 2005 compared to twelve months in fiscal 2004.

OTHER EXPENSE (INCOME)

Under the equity method of accounting, the loss in overseas joint ventures was $9,341 for the year ended June 30, 2004. Each joint venture incurred significant development costs and amortization of the software acquired from the Company associated with infrastructure development and market branding. The Company invested in the joint ventures with proceeds received from the sales of its ISN software to the respective joint ventures. The revenue from the software sold was amortized over a 3-year period using straight-line amortization method and offset by negative goodwill. These joint ventures had net losses since inception and were formed during the Internet boom with a business model to attract subscribers to join the Company's ISN services. Since the Company's core business model changed from attracting paid subscribers for its ISN services to organizing trade shows and transaction sales, it was determined by the management that the investment was permanently impaired and as a result, the Company recorded an impairment charge of $720,460 during the year ended June 30, 2004. In addition, interest increased by $23,286 due to higher borrowings during the year, such borrowings were used in our operations.

NET LOSS

The net loss for the eleven months ended May 31, 2005 decreased by $792,495 or 62% to $478,068 from $1,270,563 for the year ended June 30, 2004. The decrease is mainly due to no impairment write-down on investment in overseas joint ventures and a reduction of operating expenses of approximately $64,000 and only eleven months of operations in the eleven month period ended May 31, 2005.

Net loss per share decreased by $0.11 or 65% to $0.06 per share for the eleven month period ended May 31, 2005 from $0.17 for the year ended June 30, 2004.

THREE MONTH PERIOD ENDED AUGUST 31, 2005 COMPARED TO THREE MONTHS ENDED AUGUST 31, 2004

REVENUES

Transaction Sales
-----------------

Gross revenue from transaction sales for the three months ended August 31, 2005 were $120,719, an increase of $93,104 or 336% compared to $27,705 for the same period last year. The reason for such a significant increase on transaction sales is because the Company received more orders during the period. The Company, however, does not anticipate that transactions sales will remain a significant percentage of the Company's overall business in future periods, because the Company allocates most of its resources and efforts to ASAP Show production and promotion.

Tradeshows
----------

The gross tradeshow revenue for the three months ended August 31, 2005 was $720,115, an increase of $132,926 or 23% compared to $587,189 for the same period last year. This increase was due to an increase in number of exhibitors for the ASAP Show in August 2005 compared to the same show in August 2004. Because of the Men's Apparel Guild in California's ("MAGIC") Sourcing Zone which is held at the same time, management believes the competing show will make it difficult to have significant growth for the ASAP show in the future.

CHINA BUYING TRIP

Gross revenues from the buying trip for the three months ended August 31, 2005 were $171,832. This was the debut of the buying trip. The Company is conducting another buying trip to Southeast China in November 2005.

OPERATING EXPENSES

Operating expenses increased by $587,698, or 53%, to $1,108,642 for the three months ended August 31, 2005, as compared to $590,626 for the same period last year. The increase in operating expenses is primarily due to the increase in professional fees, ASAP Show expenses, the inclusion of the cost of transaction sales and first time buying trip expenses. Professional fees increased by $57,458 to $84,020 for the three months ended August 31, 2005, as compared to $26,562 for the same period last year. The ASAP Show and its marketing expenses increased by $357,681 to $593,842 for the three months ended August 31, 2005 as compared to $236,161 for the same period last year. In addition, expenses related to the buying trip totaled $77,514.

NET LOSS (INCOME)

The Company recorded a net loss of $123,170 for the three months ended August 31, 2005, a decrease of $145,353 in earnings; as compared to a net income of $22,183 for the same period last year. Such a decrease in earnings is mainly due to increases in operating expenses of $587,698 and interest expense of $24,849, net of an increase in total revenues of $467,454, which included the revenue generated from the debut of the buying trip of $171,832.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital deficit increased from a deficit of $536,088 at June 30, 2004 to $880,583 at May 31, 2005, primarily due to an increase in the line-of-credit from a shareholder of approximately $155,000 and an increase in accounts payable and accrued expenses of approximately $201,000. During the eleven month period ended May 31, 2005, the Company had average monthly general and administrative expenses (excluding non-cash compensation expenses) of approximately $127,000, excluding ASAP show production costs, as compared to $137,000 for fiscal year ended June 30, 2004. During the next twelve months, the Company will focus on the ASAP Global Sourcing show, buying trips and Material World trade show business model to generate more revenues. At May 31, 2005, the Company has current assets of approximately $236,000. With the net revenue from the ASAP Global Sourcing show, buying trips and Material World and continuing support from its major shareholder to provide a revolving line-of-credit, management believes the Company will have enough net working capital to sustain its business for another 12 months.

Excluding the line-of-credit from the shareholder, the Company had a deficit in working capital of approximately $33,000 as of August 31, 2005, primarily due to the liabilities assumed from C-Me under the Transfer Agreement. During this quarter, the Company had average monthly expenses of approximately $138,000 (excluding ASAP Show production expenses, buying trip expenses and additional professional fees incurred due to reverse spin-off of the Company). Management anticipates maintaining its monthly expenses in the range of $130,000 to $140,000 in the foreseeable future. The Company will focus its efforts on the semi-annual ASAP show in Las Vegas and Material World Global Pavilion ("Material World") show, to generate more revenue, in addition to the revenues generated from buying trips. At August 31, 2005, the Company has current assets of approximately $609,000. With the net revenue from the ASAP shows, Buying Trips, Material World and continuing support from its major shareholder to provide a revolving line-of-credit and the Investment of $415,000 from KI Equity, management believes the Company will have enough net working capital to sustain its business through August 2006 and beyond.

The Company accepted a revolving line-of-credit (the "Line") on September 15, 2004 from Frank Yuan, the Company's CEO and a significant shareholder, and his spouse, Vicky Yuan, which expires on September 1, 2006 and provides for borrowings up to a maximum of $800,000. The Line carries an interest rate of 8.0% per annum. The Line contained financial and non-financial covenants, which the Company was in compliance with at May 31, 2005. The balance as of May 31, 2005 was $395,000, with accrued and unpaid interest of $12,623. The balance of the Line at August 31, 2005 was $554,178 including accrued and unpaid interest of $ 9,178.


In February 2005, the Company borrowed $100,000 for working capital purposes from a related party. The note was non-interest bearing and was paid in full in June 2005.

The forecast of the period of time through which the Company's financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties. The Company's actual funding requirements may differ materially as a result of a number of factors, including unknown expenses associated with the cost of continuing to implement the Company's international electronic trading business and ASAP Show expansion.

The Company has no commitments to make capital expenditures for the fiscal year ending in the next twelve months.

Over the next two to five years, the Company plans to utilize a combination of internally generated funds from operations and potential debt and equity financing to fund its long-term growth.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the our consolidated financial statements and the accompanying notes. The amounts of assets and liabilities reported on our balance sheet and the amounts of revenues and expenses reported for each of our fiscal periods are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, stock based compensation and the valuation of deferred taxes. Actual results could differ from these estimates. The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of the financial statements:

REVENUE RECOGNITION


In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition" which outlines the basic criteria that must be met to recognize revenue and provide guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. SAB 101 has been amended and replaced by SAB 104. Management believes the Company's revenue recognition policies conform to SAB 104.

Net revenues include amounts earned under transaction sales, trade shows, buying trips, Material World and subscription fees.

TRANSACTION SALES

Transaction revenues are recorded in accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19 "Reporting Revenue Gross as a Principal versus net as an Agent." The Company recognizes net revenues from product transaction sales when title to the product passes to the customer, net of factoring fees. For all product transactions with its customers in 2005, the Company acts as a principal, takes title to all products sold upon shipment, and bears inventory risk for return products that the Company is not able to return to the supplier, although these risks are mitigated through arrangements with factories, shippers and suppliers. However, during 2004, the Company acted as an agent for such transactions which are presented on a net basis in accordance with EITF 99-19.

For financial reporting purposes, in 2004 the Company presents the details of gross transaction sales and related costs of sales in the accompanying statements of operations.

TRADE SHOWS

Trade shows generate revenue through exhibitor booths sales, corporate sponsorship, and advertising. Such revenue is typically collected in advance, deferred and then recognized at the time of the related trade show. The Company organizes two trade shows per year in February and August in Las Vegas.

BUYING TRIPS

Buying trips generate revenue through the participating buyers ("Buyers") paying for the Company's assistance during the travel through various foreign countries in Asia to meet local apparel manufacturers. The Company receives a portion of exhibition net revenues collected by the oversea government's trade promotion agencies located in the various cities which were visited by the Buyers (we do not share any losses, if any). Buying Trip's revenue is recognized ratably during the period in which the event is conducted. Management is planning to conduct buying trips to China in May and to Southeast Asia countries in November each year.


Material World
--------------


The Company shares Material World's foreign exhibitors' net exhibitors' fees income which are derived through Company introduction (we do not share in losses, if any). Material World's net revenue is recognized in the accounting period in which the event is conducted. Material World conducts two trade shows per year, i.e. April and September.

Subscription Fees
-----------------

The Company also recognizes revenue from monthly subscription fees. Subscriber fees represent revenue generated through one-time, non-refundable setup fees and monthly hosting fees. Subscription and subscriber fees are recognized as revenue after the services have been provided. Subscription fees were insignificant for fiscal 2005 and 2004.


DEFERRED TAX ASSET VALUATION

The Company accounts for income taxes under Statement of Financial Accounting Standard ("SFAS") No. 109, "ACCOUNTING FOR INCOME TAXES." Under SFAS No. 109,
deferred  tax  assets  and   liabilities  are  recognized  for  the  future  tax
consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Management provides a valuation allowance for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

STOCK BASED COMPENSATION

Financial Accounting Standards Board ("FASB") Interpretation No. 44 ("FIN 44"), "ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, AN INTERPRETATION OF APB 25" clarifies the application of APB 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain provisions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of certain other provisions of FIN 44 prior to June 30, 2000 did not have a material effect on the financial statements.

Under Accounting Principles Board ("APB") Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

SFAS No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION," if fully adopted, changes the method of accounting for employee stock-based compensation plans to the fair value based method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option or warrant, stock volatility and the annual rate of quarterly dividends. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period. The adoption of the accounting methodology of SFAS 123 is optional and the Company has elected to continue accounting for stock-based compensation issued to employees using APB 25; however, pro forma disclosures, as the Company adopted the cost recognition requirement under SFAS 123, are required to be presented.

SFAS 148, "ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, AN AMENDMENT OF FASB STATEMENT NO. 123," was issued in December 2002 and is effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)") to provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transaction be recognized in financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces SFAS No.123, and supersedes APB 25. SFAS No.123, as originally issued in 1995, established a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim period for the fiscal year ending May 31, 2007. The Company is in the process of evaluating whether the adoption of SFAS 123(R) will have a significant impact on the

Company's overall results of operations or financial position.

In  December  2004,  the FASB issued SFAS No.  153,  "EXCHANGES  OF  NONMONETARY
ASSETS, AN AMENDMENT OF APB OPINION NO. 29, ACCOUNTING FOR NONMONETARY TRANSACTIONS." APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for the exchanges of nonmonetary assets that do not have commercial substance, that is, if the future cash flows of the entity are not expected to change significantly as a result of the exchange. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We anticipate that SFAS No. 153 will not have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY." SFAS No. 150 established standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November 2003, the FASB issued FASB issued FASB Staff Position ("FSP") FAS 150-03 ("FSP 150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all manditorily redeemable non-controlling interest in (and issued by) limited-life consolidated subsidiaries, and (b) SFAS No. 150's measurement guidance for other types of manditorily redeemable non-controlling interests, provided they were created before November 5, 2003; (ii) for financial instruments entered into or modified after May 31, 2003, that are outside the scope of FSP 150-3: and (iii) otherwise, at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

The Company continues to assess the effects of recently issued accounting standards. The impact of all recently adopted and issued accounting standards has been disclosed in the footnotes to the Company's audited financial statements, note 1.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company leases its corporate headquarters located at 4349 Baldwin Avenue, Suite A, El Monte, California 91731. Its telephone number is (626) 636-2530. ASAP entered into a new lease effective June 28, 2005, which expires on June 30, 2007. ASAP currently leases approximately 7,000 square feet at an average monthly rent of approximately $4,990.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth as of August 25, 2005 certain information known to the Company regarding the beneficial ownership of the Company's common stock which, following the Distribution, will reflect shares of the Company for (i) each executive officer or director of the Company who beneficially owns shares;
(ii) each shareholder known to the Company to beneficially own five percent or more of the outstanding shares of its common stock; and (iii) all executive officers and directors as a group. The Company believes that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. The individuals listed in the table are accessible at the following address: 4349 Baldwin Ave., Unit A, El Monte, California 91731.

PRINCIPAL STOCKHOLDERS

------------------------------------------     --------------------     -------------------------------
                                               Amount and Nature of     Percentage of common shares
                   Name                          Beneficial Owner               outstanding
------------------------------------------     --------------------     -------------------------------
   (i) Directors and Executive Officers
------------------------------------------     --------------------     -------------------------------
     FRANK S. YUAN - CEO AND CHAIRMAN               2,901,311                       33.63%
------------------------------------------     --------------------     -------------------------------
        JAMES VANDEBERG, DIRECTOR                      85,000                        0.99%
------------------------------------------     --------------------     -------------------------------
        DEBORAH SHAMALEY, DIRECTOR                    427,508                        4.96%
------------------------------------------     --------------------     -------------------------------
          CHARLES RICE, DIRECTOR                      190,001                        2.20%
------------------------------------------     --------------------     -------------------------------
         LUZ JIMENEZ - CONTROLLER                      66,003                        0.77%
------------------------------------------     --------------------     -------------------------------
(ii) All directors and officers as a group          3,669,823                       42.54%
------------------------------------------     --------------------     -------------------------------

CHANGE IN CONTROL

The Company is not aware of any arrangement that would upset the control mechanisms currently in place. Although it is conceivable that a third party could attempt a hostile takeover of the Company, the Company has not received notice of any such effort.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Each of the following persons, who were directors of C-ME, are the directors of ASAP to serve until the next Annual Meeting of ASAP's stockholders and until their successors shall be elected and qualify.

         NAME OF DIRECTOR       AGE    POSITIONS HELD WITH COMPANY
         ----------------       ---    ---------------------------
         Charles Rice           62     Director since 2005

         Deborah Shamaley       46     Director since 2005

         James Vandeberg        61     Director since 2005

         Frank S. Yuan          56     Chairman of the Board since 2005
                                       Chief Executive Officer since 2005

         There are no family relationships among any of the directors and executive officers.

         The following sets forth certain biographical information concerning each director:

CHARLES RICE. Charles Rice, Senior International and Domestic buyer, is retired from Sears Roebuck and Montgomery Ward. His 30 plus years of buying experience, reputation, contacts and product sourcing knowledge bring the Company tremendous benefits and a head start in the retail industry. Mr. Rice holds a B.S. degree in business and economics from the University of Delaware. Mr. Rice was a director of C-ME since 1996.

DEBORAH SHAMALEY. Deborah Shamaley, a chain store and apparel-jobbing entrepreneur, has 20 years of retail and wholesale apparel experience. Mrs. Shamaley co-founded The Apparel Group ("TAG"). TAG imported and sold women's apparel wholesale to more than 1,800 retailers including Nordstrom's, J.C. Penney's, Sears, and Burlington Coat Factory. TAG also owned and operated a 23 apparel store-chain under the name $11.99 Puff. Ms. Shamaley sold the company in 1996. Currently, Mrs. Shamaley is a franchise partner of a full service Italian restaurant chain called "Johnny Carino's Country Italian," for 25 locations. Mrs. Shamaley has also been involved in Shamaley Ford car dealership, one of the largest in El

Paso, Texas since 1995. Ms. Shamaley was a director of C-ME since 1996.

JAMES VANDEBERG. James Vandeberg has been an attorney in private practice specializing in corporate finance for the past 11 years. He brings more than 20 years of Corporate Counsel and Secretary experience to the Company. He has significant experience advising both internet and retail companies on securities, financings, mergers and acquisitions, and general corporate matters, including IPO's, SEC compliance, and investor relations' issues. His retail experience includes 14 years as Corporate Counsel and Secretary at the former Carter Hawley Hale Stores, a holding company for the multi-billion dollar department and specialty retail stores which operated under the names: The Broadway, Neiman Marcus, Contempo Casuals, Emporium, Weinstock's, Bergdorf Goodman, Holt Renfrew - Canada, Waldenbooks, John Wanamaker, Thalhimers, and Sunset House. In addition, Mr. Vandeberg serves on the board of directors for Information Highway.com, Inc. (OTC: BB IHWY), IAS Communications, Inc. (OTC: BB IASCA), and REGI US, Inc. (OTC: BB RGUS). He received his B.A. in accounting from the University of Washington and his J.D. from New York University. Mr. Vandeberg was a director of C-ME since 2001.

FRANK S. YUAN. Combining decades of experience in the apparel, banking, real estate, insurance and computer industries, Frank Yuan has developed and started multiple new ventures in his 30 plus years as an immigrant in the United States. Before the Company, Mr. Yuan founded multi-million dollars of business in men's apparel private label & wholesale company, a "Knights of Round Table" sportswear line, a "Uniform Code" sweater line, and men's clothing retail store chain. Mr. Yuan also founded UNI-Fortune, a real-estate development company, and co-founded United National Bank, Evertrust Bank, Western Cities Title Insurance Company and Serv-American National Title Insurance. Mr. Yuan received a B.A. degree in economics from Fu-Jen Catholic University in Taiwan and a M.B.A. degree from Utah State University. Mr. Yuan was a director of C-ME since 1996.

ITEM 6.  EXECUTIVE COMPENSATION.

The Company did not make any compensation payments to any executive officers during the 11-months ended May 31, 2005. The following table sets forth the compensation C-ME paid to each executive officer and all executive officers as a group, for the 11 months ended May 31, 2005. No other executive officers received more than $100,000 in the 11 months ended May 31, 2005. The Company does not currently have a long-term compensation plan and does not grant any long-term compensation to its executive officers or employees. The table does not reflect certain personal benefits, which in the aggregate are less than ten percent of the named executive officer's salary and bonus. No other compensation was granted for the period ended May 31, 2005.

SUMMARY COMPENSATION TABLE

                                                                   Long Term Compensation
                                                                   -----------------------------------------
                          Annual Compensation                      Awards                       Payouts
--------------------------------------------------------------------------------------------------------------------------
                                                                                  Securities
Name                                                  Other        Restricted     Underlying
and                                                   Annual       Stock          Options/      LTIP         All Other
Principal                                             Compensation Award(s)       SARs (#) (1)  Payouts ($)  Compensation
Position         Year     Salary ($)     Bonus ($)    ($)          ($)                                       ($)
--------------------------------------------------------------------------------------------------------------------------
Yuan, Frank      2005     $137,500           N/A      $0            $42,943(2)        N/A           N/A      $0
(CEO)            2004     $150,000           N/A      $0                N/A         185,000         N/A      $0
                 2003     $150,000           N/A      $0                N/A          5,000          N/A      $0
                 2002     $150,000           N/A      $0                N/A          5,000          N/A      $0
--------------------------------------------------------------------------------------------------------------------------

(1) Consists of grants of stock options under C-ME's 1996, 1999, and 2001 Stock Option Plans. All the stock options were cancelled during fiscal 2005.

(2)      Consists of value of stock bonus.

The Company has not granted any stock options.

COMPENSATION OF DIRECTORS

All outside directors are reimbursed for any reasonable expenses incurred in the course of fulfilling their duties as directors of the Company and do not receive any payroll.

C-Me compensated its directors with stock options for their service as directors. Prior stock options granted and vested under C-ME's 1996, 1999 and 2001 Stock Option Plans were cancelled during fiscal 2005. The value of the Stock Bonus issued to the directors of C-ME effective May 31, 2005 approximated $93,000.

In order to provide incentive compensation for ASAP's employees and directors, ASAP intends to adopt a stock option plan for employees and members of the Board of Directors. There will be 2,000,000 shares of common stock of ASAP available for grant pursuant to such plan. There are no current plans for the issuance of stock options.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

ASAP has an $800,000 revolving line of credit from Frank Yuan, the Chairman and Chief Executive Officer of the Company (the "Yuan Line of Credit"). The Yuan Line of Credit bears interest at 8% per annum and expires on September 1, 2006. The balance of the line of credit on August 31, 2005 is $554,179.

ITEM 8.      DESCRIPTION OF SECURITIES.

The Company has 45,000,000 shares of common stock, par value $.001, authorized of which 8,626,480 are issued and outstanding. The holders of common stock do not have preemptive rights or cumulative voting rights. There are no provisions in the Articles of Incorporation or bylaws that would delay, defer or prevent a change in control.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         There is no public trading market for the Company's common stock. There are 201 shareholders of record of Company common stock who will receive shares of common stock of the Company in the Distribution. The Company does not have a stock option plan.

ITEM 2.  LEGAL PROCEEDINGS.

None

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None
..
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

8,626,480 shares of Company common stock were issued to shareholders of C-ME as part of the reorganization of C-ME and were part of the Distribution. This issuance was exempt from registration under Section 4 (2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation of the Company provide for indemnification of directors.

PART F/S

                                 ASAP SHOW, INC.

Reports of Independent Registered Public Accounting Firms                27-28

Financial Statements:

Balance Sheet as of May 31, 2005                                            29

Statements of Operations for the eleven-month
period ended May 31, 2005 and the year ended June 30, 2004                  30

Statements of Shareholders' Deficit for the eleven-month period ended
May 31, 2005 and the year ended June 30, 2004                               31

Statements of Cash Flows for the eleven-month period ended
May 31, 2005 and the year ended June 30, 2004                               32

NOTES TO FINANCIAL STATEMENTS                                               33

Interim Condensed Financial Statements:

Condensed Balance Sheet as of August 31, 2005                               49

Condensed Statements of Operations for the three-month
periods ended August 31, 2005 and 2004                                      50

Condensed Statements of Cash Flows for the three-month periods ended
August 31, 2005 and 2004                                                    51

NOTES TO CONDENSED FINANCIAL STATEMENTS                                     52

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            -------------------------------------------------------

TO THE BOARD OF DIRECTORS
ASAP SHOW, INC.

We have  audited  the  accompanying  balance  sheet  of  ASAP  SHOW,  INC.  (the
"Company") as of May 31, 2005, and the related statements of operations, shareholders' deficit, and cash flows for the eleven-month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASAP SHOW, INC. as of May 31, 2005, and the results of its operations and its cash flows for the eleven-month period then ended in conformity with accounting principles generally accepted in the United States of America.

                        /S/ CORBIN & COMPANY, LLP
                        IRVINE, CA
                        SEPTEMBER 9, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ASAP Show, Inc.

We have audited the accompanying statements of operations, shareholders' deficit and cash flows of ASAP Show, Inc., formerly operating as Cyber Merchants Exchange, Inc. (the "Company"), for the year ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of ASAP Show, Inc. for the year ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

In connection with the reorganization of Cyber Merchants Exchange, Inc. ("Cyber") and the reverse spin-off accounting described in Note 2, the effect of the difference between the par value of the Company's common stock (see Note 1) and Cyber's no-par common stock has been retroactively reflected as of June 30, 2003 in the accompanying statements of shareholders' deficit. Such adjustment did not have any effect on the June 30, 2003 or 2004 total shareholders' deficit previously reported by Cyber.

/s/ Squar, Milner, Reehl & Williamson, LLP

Newport Beach, California

September 3, 2004 (except for Notes 2 and 6, the "Change in Par Value" section of Note 1, and the fourth paragraph of this report, as to which the date is August 25, 2005)

                                 ASAP SHOW, INC.
                                  BALANCE SHEET
                                  MAY 31, 2005

ASSETS

Current assets:
   Cash                                                            $     69,866
   Accounts receivable                                                  100,893
   Prepaid expenses                                                      64,754
                                                                   ------------
Total current assets                                                    235,513

   Other assets                                                          11,368
                                                                   ------------

Total assets                                                       $    246,881
                                                                   ============

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
   Accounts payable and accrued expenses                           $    421,480
   Deferred revenue                                                     186,993
   Loan payable                                                         100,000
   Line-of-credit and interest payable to shareholder                   407,623
                                                                   ------------
   Total current liabilities                                          1,116,096
                                                                   ------------

Commitments and contingencies

Shareholders' deficit:
  Common stock, $0.001 par value; 45,000,000 shares
     authorized; 8,626,480 shares issued and outstanding                  8,626
   Additional paid-in capital                                        13,751,375
   Accumulated deficit                                              (14,629,216)
                                                                   ------------

Total shareholders' deficit                                            (869,215)
                                                                   ------------

Total liabilities and shareholders' deficit                        $    246,881
                                                                   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 ASAP SHOW, INC.
                            STATEMENTS OF OPERATIONS
          FOR THE ELEVEN-MONTH PERIOD ENDED MAY 31, 2005 AND YEAR ENDED
                                  JUNE 30, 2004

                                                   05/31/2005     06/30/2004
                                                  -----------    -----------
Revenues:
   Transaction apparel sales                      $   315,493    $ 1,352,601
   Cost of transaction sales                               --      1,244,400
                                                  -----------    -----------
   Revenue from transaction sales                     315,493        108,201
   Tradeshow revenue                                1,464,941      1,663,274
   Buying trip                                        259,907             --
                                                  -----------    -----------

Revenues                                            2,040,341      1,771,475
                                                  -----------    -----------

Operating expenses:
   Cost of transaction sales                          247,186             --
   General and administrative                       1,512,972      1,547,351
   Payroll and related benefits                       609,693        759,665
   Stock-based compensation                           133,553          6,600
   Depreciation and amortization                           --          6,902
                                                  -----------    -----------
Total operating expenses                            2,503,404      2,320,518
                                                  -----------    -----------
Loss from operations                                 (463,063)      (549,043)
                                                  -----------    -----------
Other expense (income):
   Equity in net losses in investments in
      overseas joint ventures                              --          9,341
   Impairment write-down on investments in
       overseas joint ventures                             --        720,460
   Interest expense (income), net                      14,205         (9,081)
                                                  -----------    -----------
Total other expense                                    14,205        720,720
                                                  -----------    -----------
Loss before income taxes                             (477,268)    (1,269,763)

Income taxes                                              800            800
                                                  -----------    -----------
Net loss                                          $  (478,068)   $(1,270,563)
                                                  ===========    ===========
Basic and diluted net loss available to common
   shareholders per share                         $     (0.06)   $     (0.17)
                                                  ===========    ===========
Weighted-average number of common shares
   outstanding  basic and diluted                   7,602,220      7,599,153
                                                  ===========    ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 ASAP SHOW, INC.
                       STATEMENTS OF SHAREHOLDERS' DEFICIT
          FOR THE ELEVEN-MONTH PERIOD ENDED MAY 31, 2005 AND YEAR ENDED
                                  JUNE 30, 2004

                               Common Stock                    Additional                       Total
                               ---------------------------     Paid-In         Accumulated      Shareholders'
                               Shares          Amount          Capital         Deficit          Deficit
                               ------------    ------------    ------------    ------------     ------------
     Balance, June 30, 2003       7,599,153    $      7,599      13,612,249    $(12,880,585)    $    739,263

   Stock-based compensation
        for warrants issued              --              --           6,600              --            6,600

                   Net loss              --              --              --      (1,270,563)      (1,270,563)
                               ------------    ------------    ------------    ------------     ------------

     Balance, June 30, 2004       7,599,153           7,599      13,618,849     (14,151,148)        (524,700)

Issuance of common stock as
               compensation       1,027,327           1,027         132,526              --          133,553

                   Net loss              --              --              --        (478,068)        (478,068)
                               ------------    ------------    ------------    ------------     ------------

      Balance, May 31, 2005       8,626,480    $      8,626    $ 13,751,375    $(14,629,216)    $   (869,215)
                               ============    ============    ============    ============     ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                 ASAP SHOW, INC.
                            STATEMENTS OF CASH FLOWS
          FOR THE ELEVEN-MONTH PERIOD ENDED MAY 31, 2005 AND YEAR ENDED
                                  JUNE 30, 2004

                                                                    --------------------------
                                                                     05/31/05        06/30/04
                                                                    -----------    -----------
Cash flows from operating activities:

   Net loss                                                         $  (478,068)   $(1,270,563)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
      Depreciation and amortization                                          --          6,902
      Accrued interest                                                   12,623             --
      Equity in losses on investments in overseas joint ventures             --          9,342
      Impairment write-down on investment in overseas joint
         ventures                                                            --        720,460
      Compensation expense for warrants granted                              --          6,600
      Estimated fair value of common stock issued as compensation       133,553             --
      Changes in operating assets and liabilities:
          Accounts receivable                                           (84,831)        73,739
           Inventory                                                         --        189,364
           Prepaid expenses and other assets                             (6,333)       (32,049)
          Accounts payable and accrued expenses                         200,710        (52,357)
          Deferred revenue                                               22,248        (42,194)
                                                                    -----------    -----------
Net cash used in operating activities                                  (200,098)      (390,756)
                                                                    -----------    -----------
Cash flows from investing activities:

   Proceeds from maturity of certificates of deposit                         --        100,000
                                                                    -----------    -----------
Cash flows from financing activities:

   Proceeds from loan payable                                           100,000             --
   Proceeds from borrowings on line-of-credit from shareholder          495,000        252,000
   Repayments of borrowings on line-of-credit from shareholder         (352,000)            --
                                                                    -----------    -----------
Net cash provided by financing activities                               243,000        252,000
                                                                    -----------    -----------
Net increase (decrease) in cash                                          42,902        (38,756)

Cash, beginning of period                                                26,964         65,720
                                                                    -----------    -----------
Cash, end of period                                                 $    69,866    $    26,964
                                                                    ===========    ===========
Supplemental disclosure of cash flow information:
   Cash paid during the period:
     Interest                                                       $     3,196    $       528
                                                                    ===========    ===========
     Income taxes                                                   $       800    $       800
                                                                    ===========    ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

ASAP Show, Inc. ("ASAP" or the "Company") was incorporated in December 2004 under the laws of the State of Nevada. As summarized below and described in Note 2, Cyber Merchants Exchange, Inc. ("C-ME"), the Company's former parent, entered into a Securities Purchase Agreement ("SPA") with KI Equity Partners II, LLC ("Keating"), which will result in a reorganization of the Company and C-ME. The Company will account for the reorganization as a reverse spin-off, accordingly, the accompanying financial statements include the historical results of C-ME.

C-ME was incorporated in July 1996 under the laws of the State of California. In July 1999, C-ME raised approximately $3.2 million through its IPO. On June 30, 2000, C-ME raised an additional $6.3 million in a private placement offering subscribed by 30 high net-worth Chinese investors. C-ME is currently listed on the OTCBB under the symbol CMXG, and is a fully reporting public company.

The Company's value to global suppliers and buyers in the manufacturing, wholesaling and retailing clothing business lies in its capabilities as an intermediary for the industry. The Company believes it has built a foundation to meet today's ever-changing international trading landscape.

The Apparel Sourcing Association Pavilion Trade Show ("ASAP Show") is a natural extension of the Company's core business on-line model. ASAP Show is a global apparel and textile sourcing show that brings leading manufacturers from around the world to one venue to meet, greet and sell to buyers. In the past eight years, C-ME has created a comprehensive base of manufacturers from around the world. Through its network, the Company believes that a significant number of international manufacturers will exhibit at the ASAP Show twice a year in Las Vegas, Nevada.

Effective for fiscal 2005, the Company changed its fiscal year end from June 30 to May 31. The following table presents information for the eleven-month periods ended May 31, 2005 and 2004:

                          5/31/05          5/31/04
                         ----------     ------------
                                         (UNAUDITED)

Revenues                 $2,040,341     $ 1,754,826
                         ==========     ===========
Loss from  operations    $ (463,063)    $  (532,628)
                         ==========     ===========
Loss before income taxes $ (477,268)    $  (795,321)
                         ==========     ===========

Income taxes             $      800     $       800
                         ==========     ===========

Net loss                 $ (478,068)    $ (796,121)
                         ==========     ===========
Loss per share           $    (0.06)    $     (0.10)
                         ==========     ===========
REORGANIZATION

The shareholders have approved a reorganization of C-ME (the "Reorganization"), summarized as follows:

1. C-ME entered into an amended and restated Securities Purchase Agreement ("SPA") with KI Equity Partners II, LLC ("KI Equity") effective as of August 25, 2005;

2. C-ME issued a stock bonus to current directors and employees of 1,027,327 shares of the Company's common stock, on a post-Reverse Split basis, effective May 31, 2005 (the "Stock Bonus");

3. C-ME transferred of all of the assets and liabilities (the "Transfer") to the Company effective May 31, 2005 pursuant to a Transfer and Assumption Agreement ("Transfer Agreement");

4. On August 25, 2005, C-ME distributed 8,626,480 shares of common stock of ASAP, representing all of the outstanding shares of ASAP, to C-ME's shareholders of record on August 18, 2005 on a pro rata basis (the "Distribution"); and

5. C-ME issued 7,104,160 shares of common stock to KI Equity for $415,000 (the "Investment"), which will be used to satisfy liabilities that were assumed by the Company in connection with the Transfer.

See Note 2 for further details of the Reorganization

CHANGE IN PAR VALUE

In connection with the reorganization of the Company (see Note 2), the beginning balances presented in the accompanying statements of shareholders' deficit reflect a change in par value from those previously reported. Such changes reflect the par value of the Company's common stock. Accordingly, the Company reduced the previously reported common stock amount by $9,987,788 to $7,599 to properly reflect the par value and recorded a corresponding increase of additional paid in capital of $9,987,788 to $13,612,249.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Among the more significant estimates included in these financial statements are the estimated allowance for doubtful accounts, valuation of stock based compensation and the valuation allowance for deferred income tax assets. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Company operates in a highly competitive trade show and high-technology environment that is subject to government regulation and rapid change. The Company's operations are subject to significant risk and uncertainties including financial, operational and other risks associated with the business, including the potential risk of business failure.

At August 31, 2005, the Company has an accumulated deficit of $14,629,216, negative working capital of $880,583 and a lack of profitable operational history. The Company hopes to continue to increase revenues from the continued growth of their ASAP Show. In the absence of significant increases in revenues, the Company intends to fund operations through additional debt and equity financing.

arrangements. The successful outcome of future activities cannot be determined at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

Management believes that the Company will require approximately $220,000 in cash to fund operations for the fiscal year ending May 31, 2006 based on approximately $200,000 cash used in operating activities for the fiscal year ended May 31, 2005. Management believes it can reduce cash needs for fiscal 2006 to $220,000 based upon expense reductions and increased revenue from tradeshows and buying trips. Management intends to fund the $220,000 with anticipated increased revenues from the buying trips and Material World, unused portions of the line-of-credit from shareholder, additional shareholder loans, third party loans, and unregistered sales of the Company's restricted common stock to investors. As discussed in Note 5, the Company had $295,000 available to borrow under the line-of-credit from shareholder as of September 15, 2005.

CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

Certain financial instruments, principally accounts receivable, potentially subject the Company to credit risks. The Company performs ongoing credit evaluations of its customers but does not require collateral. The Company maintains an allowance for doubtful receivables and sales returns based upon factors surrounding the credit risk of specific customers, historical trends and the Company's estimate of future product returns. As of the balance sheet date, no allowance is required nor provided against these receivables, which are deemed to be collectible in the normal course of business. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts.

There were no significant sales concentrations for fiscal 2005 or 2004 nor accounts receivable concentrations at May 31, 2005.

INVESTMENTS IN OVERSEAS JOINT VENTURES

Investments in overseas joint ventures were accounted for under the equity method (see Note 4). All such investment balances were fully impaired and written off during fiscal 2004.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation of property and equipment was calculated on the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements were amortized over the shorter of the amortized useful lives or the lease term.

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in the statement of operations.

Property and equipment was fully depreciated at June 30, 2004.

REVENUE RECOGNITION

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin
                                       35

101 ("SAB 101"), "Revenue Recognition" which outlines the basic criteria that must be met to recognize revenue and provide guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. SAB 101 has been amended and replaced by SAB 104. Management believes the Company's revenue recognition policies conform to SAB 104.

Net revenues include amounts earned under transaction sales, trade shows, buying trips, Material World and subscription fees.

Transaction Sales
-----------------

Transaction revenues are recorded in accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19 "Reporting Revenue Gross as a Principal versus net as an Agent." The Company recognizes net revenues from product transaction sales when title to the product passes to the customer, net of factoring fees. For all product transactions with its customers in 2005, the Company acts as a principal, takes title to all products sold upon shipment, and bears inventory risk for return products that the Company is not able to return to the supplier, although these risks are mitigated through arrangements with factories, shippers and suppliers. However, during 2004, the Company acted as an agent for such transactions which are presented on a net basis in accordance with EITF 99-19.

For financial reporting purposes, in 2004 the Company presents the details of gross transaction sales and related costs of sales in the accompanying statements of operations.

Trade Shows
------------

Trade shows generate revenue through exhibitor booths sales, corporate sponsorship, and advertising. Such revenue is typically collected in advance, deferred and then recognized at the time of the related trade show. The Company organizes two trade shows per year in February and August in Las Vegas.

Buying Trips
------------

Buying trips generate revenue through the participating buyers ("Buyers") paying for the Company's assistance during the travel through various foreign countries in Asia to meet local apparel manufacturers. The Company receives a portion of exhibition net revenues collected by the oversea government's trade promotion agencies located in the various cities which were visited by the Buyers (we do not share any losses, if any). Buying Trip's revenue is recognized ratably during the period in which the event is conducted. Management is planning to conduct buying trips to China in May and to Southeast Asia countries in November each year.

Material World
--------------

The Company shares Material World's foreign exhibitors' net exhibitors fees income which are derived through Company introduction (we do not share in losses, if any). Material World's net revenue is recognized in the accounting period in which the event is conducted. Material World conducts two trade shows per year, i.e. April and September.

Subscription Fees
-----------------

The Company also recognizes revenue from monthly subscription fees. Subscriber fees represent revenue generated through one-time, non-refundable setup fees and monthly hosting fees. Subscription and subscriber fees are recognized as revenue after the services have been provided. Subscription fees were insignificant for fiscal 2005 and 2004.

INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not those assets will not be recovered.

STOCK-BASED COMPENSATION

At May 31, 2005, C-ME has cancelled each of its three stock-based employee compensation plans (see Note 2). During the fiscal periods ended May 31, 2005 and June 30, 2004, no stock option-based compensation expense was recognized in the accompanying statements of operations for options issued to employees below market value pursuant to APB No. 25. No other stock option-based employee compensation cost is reflected in the 2005 and 2004 consolidated statements of operations, as all other options granted in 2005 and 2004 under those plans had exercise prices equal to or greater than the market value of the underlying common stock on the dates of grant.

The following table illustrates the effect on net loss and loss per share if C-ME had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

                                               Eleven Month
                                               Period ended     Year ended
                                                 05/31/05        06/30/04
                                               -----------     -----------
Net loss, as reported                          $  (478,068)    $(1,270,563)
    Deduct: total stock-based employee
    compensation expense determined under
    fair value based method for all awards         (67,000)        (57,000)
                                               -----------     -----------
    Pro-forma net loss                         $  (545,068)    $(1,327,563)
                                               ===========     ===========
Basic and diluted net loss per share:

    As reported                                $     (0.06)    $     (0.17)
                                               ===========     ===========

    Pro-forma                                  $     (0.07)    $     (0.18)
                                               ===========     ===========
LOSS PER SHARE

Under SFAS No. 128, "Earnings per Share," basic loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares assumed to be outstanding during the period of computation. Diluted earnings per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive (totaling zero and 575,500 shares at May 31, 2005 and June 30, 2004, respectively, based on the Treasury Stock method). Because the Company has incurred net losses, basic and diluted loss per share are the same as additional potential common shares would be anti-dilutive.

FAIR VALUE

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amounts of the Company's cash, accounts receivable, accounts payable, accrued expenses, deferred revenues, loan payable and the line-of-credit from shareholder approximate their fair values due to the short-term maturities of those financial instruments.

ADVERTISING

The Company expenses the cost of advertising when incurred as general and administrative expenses. Advertising expenses were approximately $154,900 and $79,000 for fiscal 2005 and 2004, respectively. The advertisement costs are primarily to promote ASAP Global Sourcing Show awareness and to attract buyers to attend the show.

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" dictates the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers (see Note 9).

ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS

EITF No. 00-2, "Accounting for Web Site Development Costs" states that for specific web site development costs, the accounting for such costs should be accounted for under Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Web site maintenance costs incurred and expensed under general and administrative expenses in the accompanying statements of operations were insignificant to the Company for the periods ended May 31, 2005 and June 30, 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)") to provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transaction be recognized in financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces SFAS No.123, and supercedes APB No. 25. SFAS No.123, as originally issued in 1995, established a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in

APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used.
Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim period for the fiscal year ending May 31, 2007. The Company is in the process of evaluating whether the adoption of SFAS 123(R) will have a significant impact on the Company's overall results of operations or financial position.

In  December  2004,  the FASB issued SFAS No.  153,  "Exchanges  Of  Nonmonetary
Assets, An Amendment of APB Opinion No. 29, ACCOUNTING FOR NONMONETARY TRANSACTIONS." APB No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for the exchanges of nonmonetary assets that do not have commercial substance, that is, if the future cash flows of the entity are not expected to change significantly as a result of the exchange. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We anticipate that SFAS No. 153 will not have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments With Characteristics of Both Liabilities and Equity." SFAS No. 150 established standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for public companies as follows: (i) in November 2003, the FASB issued FASB issued FASB Staff Position ("FSP") FAS 150-03 ("FSP 150-3"), which defers indefinitely (a) the measurement and classification guidance of SFAS No. 150 for all manditorily redeemable non-controlling interest in (and issued by) limited-life subsidiaries, and (b) SFAS No. 150's measurement guidance for other types of manditorily redeemable non-controlling interests, provided they were created before November 5, 2003; (ii) for financial instruments entered into or modified after May 31, 2003, that are outside the scope of FSP 150-3: and (iii) otherwise, at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 on the aforementioned effective dates. The adoption of this pronouncement did not have a material impact on the Company's results of operations or financial condition.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by Management to have a material impact on the Company's present or future financial statements.

NOTE 2 - REORGANIZATION

Securities Purchase Agreement
-----------------------------

On November 19, 2004 C-ME entered into the SPA with Keating Reverse Merger Fund, LLC ("KRM Fund") and Frank Yuan, the current Chairman of the Board and Chief Executive Officer of C-ME ("Yuan") providing for the investment by KRM Fund of $425,000 (the "Investment") in C-ME in exchange for 7,000,000 shares of C-ME's common stock. The SPA was amended and restated effective August 25, 2005 to, among other things, change the Investment to $415,000, change the number of shares to be purchased to 7,104,160, and substitute KI Equity for KRM Fund. The Investment by KI Equity will be used satisfy certain liabilities assumed by the Company with any remaining funds being used to provide the Company with working capital to grow its trade show business. The Reorganization will allow the shareholders of C-ME to participate in the growth of the trade show business through the spin-off of the Company, which owns and operates the trade show business (see below). Following the Reorganization and spin off of the Company, C-ME will be majority owned by KI Equity and will seek a business combination with an operating company.

Stock Bonus
-----------

C-ME issued 1,027,327 shares to certain key employees and directors effective May 31, 2005. The Stock Bonus was not subject to shareholder approval. The individuals receiving the Stock Bonus previously had stock options in C-ME, which were cancelled as part of the Stock Bonus and Reorganization. In addition, C-ME terminated all of its stock option plans, and all outstanding stock options were cancelled. In addition, the employees have not received any significant pay increases in recent years. Directors of C-ME have never been paid fees for services on the Board. The intent of the issuance of the Stock Bonus was to partially compensate these individuals for their significant contributions to C-ME since employees did not receive any significant pay increases in recent years and outside directors were never paid for services on the Board.

ASAP Show, Inc.
---------------

C-ME formed ASAP on December 1, 2004 as a wholly owned subsidiary. The officers and directors of the Company are the same as the officers and directors of C-ME.

Since the Transfer, ASAP continued to focus on operating the trade show business previously operated by C-ME. The Investment contemplated as part of the Reorganization will be used to pay the liabilities of C-ME that were assumed by ASAP under the Transfer Agreement. ASAP will continue to operate its trade show twice a year in Las Vegas, four shows in China, and manage Material World Global Pavilion in Miami, FL and New York. As part of the Transfer Agreement, ASAP has assumed a revolving $800,000 line of credit from Frank Yuan and his wife (the "Yuan Line of Credit"). Frank Yuan and his wife consented to the assumption of the Yuan Line of Credit and released the Company from any and all liabilities thereunder. The Yuan Line of Credit has an outstanding balance as of August 31, 2005 of $554,179, including accrued interest of $9,179, bears interest at 8% per annum, and expires in September 2006. With the payment of liabilities with the Investment, the expected cash flow generated from the trade shows and the Yuan Line of Credit, ASAP believes it will have sufficient cash resources to grow its business and meet the liabilities and obligations with respect to its operations through at least September 30, 2006

As a further condition of the Investment, C-ME and ASAP entered into the Transfer Agreement effective May 31, 2005 whereby all of the assets of C-ME were transferred to ASAP and all liabilities, obligations and contracts of C-ME (known and unknown, fixed or contingent or otherwise) were assumed by ASAP ("Assumed Liabilities"). In exchange C-ME received 8,626,480 shares of ASAP common stock. ASAP and Frank Yuan have agreed to indemnify and hold C-ME harmless from any loss, costs or damages incurred by C-ME with respect to the Assumed Liabilities ("Indemnity Claims"). As a condition of the Investment, C-ME must have no liabilities, obligations, debts, contracts or agreements of any kind or nature.

Distribution
------------

On August 25, 2005, C-ME distributed the 8,626,480 shares of ASAP to the U.S. Stock Transfer Corporation as depository agent for ASAP's shareholders. The ASAP shares are held by the depository agent until such time as this Form 10-SB has become effective.

At that time, the certificates representing ASAP shares will be disbursed by the depository agent to ASAP's shareholders. Following disbursement of the ASAP shares, ASAP intends to make available information that will allow a broker to file a Form 15c2-11 to post a quotation and obtain a trading symbol for the shares of ASAP on the OTCBB. The ASAP shares distributed as part of the Distribution will be freely tradable, subject to certain restrictions applicable to insiders and affiliates, once the Form 10-SB has become effective.

The distribution will be taxable to the shareholders.

Investment
----------

The closing of the transactions contemplated by the SPA and the Investment will occur after the Distribution. Pursuant to the Investment, C-ME will issue 7,104,160 shares of common stock to KI Equity for $415,000. The proceeds of the Investment will be used to satisfy liabilities that were assumed by ASAP as part of the Transfer and any other liabilities of C-ME, which will be applied to all third party liabilities which existed at May 31, 2005 and any remaining funds being transferred to ASAP, less $50,000 which C-ME will hold in reserve for a period of six months following the closing of the SPA to satisfy any Indemnity Claims.

Accounting Treatment
--------------------

The Company will account for the Reorganization as a reverse spinoff in accordance with the Emerging Issues Task Force Issue No. ("EITF") 02-11, "ACCOUNTING FOR REVERSE SPINOFFS." In a reverse spinoff, the legal spinnee
(ASAP) is treated as though it were the spinnor for accounting purposes. Reverse spinoff accounting is appropriate as the treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financials statements. Under this treatment, the historical financial statements of the Company will be the historical financial statements of ASAP. In making its determination, the Company considered the following indicators, among others:

     o the accounting spinnor (legal spinnee, ASAP) is larger than the accounting spinnee (legal spinnor, C-ME);

     o the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor);

     o the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity; and

     o    the accounting spinnor (legal spinnee) retains senior management.

NOTE 3 - AGREEMENT WITH CIT

On October 19, 2000, C-ME and CIT Commercial Services ("CIT") entered into a factoring agreement. Under the agreement, C-ME sells and assigns to CIT certain accounts receivable, as defined, arising from transaction sales. CIT assumes the credit risk on a non-recourse basis on each account approved. For each sales transaction assigned to CIT for collection, CIT charges 1.5% of the assigned invoice value as their factoring fee. The amount of factoring fees incurred by C-ME during fiscal 2005 and 2004 were insignificant. CIT and C-ME cancelled the factoring and commission agreement by mutual consent and released each other's responsibilities and liabilities thereunder. ASAP management will enter a similar factoring and commission agreement with CIT when ASAP has more resources ready to promote this GFP business.

NOTE 4 - INVESTMENTS IN OVERSEAS JOINT VENTURES

On December 22, 1999, C-ME entered into an agreement to form a joint venture in Taiwan named C-ME Technology Co., Ltd. ("C-ME Taiwan") to facilitate the buying and selling activities between U.S.-based retailers and Taiwan-based exporters through C-ME 's web-based communication system. C-ME invested $300,000 (which was used to purchase software back from the Company, see below) for a 30% interest in February 2000 and accounts for this investment under the equity method. C-ME invested an additional $200,000 for an additional 10% interest in May 2001. For the year ended June 30, 2004, C-ME recognized an investment loss in the accompanying statements of operations from this joint venture of approximately $4,000, based on C-ME's equity ownership percentage.

On March 25, 2000, C-ME entered into an agreement with Good Support International Limited, a British Virgin Islands Company, to form a joint venture named Global Purchasing Dotcom, Inc. ("GP.com"), a Washington corporation, which focused on implementing several targeted businesses in China's e-commerce market. C-ME invested $400,000 during the fiscal year ended June 30, 2000 (which was used to purchase software back from C-ME (see below)). During the fiscal year ended June 30, 2001, C-ME invested an additional $600,000 for a total interest of 50% and accounted for this investment under the equity method, as it has no ability to significantly influence the decisions of management. For the year ended June 30, 2004, C-ME recognized an investment loss in the accompanying statements of operations from this joint venture of $5,000, based on C-ME 's equity ownership percentage.

C-ME invested in the joint ventures with proceeds received from the sale of its Internet Sourcing Network ("ISN") software to the respective joint ventures. The revenue from the software sold was amortized over a 3-year straight-line amortization method and offset by negative goodwill. These two joint ventures had net losses since inception and were formed during the Internet boom with a business model to attract paid subscribers to join C-ME 's ISN services. Since C-ME 's core business model changed from attracting paid subscribers for its ISN services to organizing trade shows and transaction sales, it was determined by the management that the investment was permanently impaired and as a result, C-ME has written off such investments in full, totaling approximately $720,000 for the year ended June 30, 2004.

During fiscal years 2002 and 2003, C-ME entered into agreements with third parties to form joint ventures in Bangladesh, Korea, Hong Kong, Indonesia and Sri Lanka named C-ME Bangladesh, C-ME Korea, C-ME Hong Kong, C-ME Indonesia and C-ME Sri Lanka, respectively, in which all will use C-ME's proprietary web-based communication systems to facilitate the front end merchandise sourcing. C-ME is not required to invest money into the joint ventures. Per the joint venture agreements, C-ME is to provide its technology and all costs to operate the joint ventures are to be funded by the third party joint venture partners. Profits are first to be distributed to the joint venture partners until the joint venture partners are reimbursed for all costs paid by the third parties on behalf of the joint ventures, then all profits will be allocated on a 50% basis to each partner. As of May 31 2005, the joint ventures are not operational. Certain of employees of the joint ventures are promoting the ASAP Show as independent contractors. The joint ventures have ceased operations with no further liability for C-ME. ASAP has no potential future exposure from the joint ventures.

As of and for the year ended June 30, 2004, the investment in respective joint ventures are summarized as follows:

                                   C-ME Taiwan      GP.com         Total
-------------------------------------------------------------------------
Net investment at July 1, 2003      $ 129,729     $ 600,072     $ 729,801

Equity in loss of joint ventures       (4,298)       (5,043)       (9,341)
Impairment  write-down  in joint
   ventures                          (125,431)     (595,029)     (720,460)
                                    ---------     ---------     ---------
Net investment at June 30, 2004     $      --     $      --     $      --
                                    =========     =========     =========

NOTE 5 - LINE-OF-CREDIT FROM STOCKHOLDER AND LOAN PAYABLE

In February 2005, the Company borrowed $100,000 for working capital purposes from a related party. The note was non-interest bearing and was paid in full in June 2005.

The Company has an unsecured revolving line-of-credit (the "Line") from Frank Yuan, the Company's Chief Executive Officer and a significant Company shareholder, and his spouse, Vicky Yuan, which expires in September 2006 and provides for borrowings up to a maximum of $800,000. The Line carries an interest rate of 8.0% per annum. The balance as of May 31, 2005 was $395,000, with accrued and unpaid interest of $12,623. The balance as of August 31, 2005 was $554,179, including accrued interest of $9,179.

NOTE 6 - INCOME TAXES

Income tax expense for the period ended May 31, 2005 and year ended June 30, 2004 differed from the amounts computed by applying the U.S. Federal income tax rate of 34 percent to the loss before income taxes as a result of the following:

                                                2005         2004
                                             ---------    ---------
Computed "expected" tax benefit              $(162,000)   $(432,000)

Adjustment in income taxes resulting from:
    Tax attributes of C-ME not retained
    By the Company                             162,800      432,800
                                             ---------    ---------
                                             $     800    $     800
                                             =========    =========

In connection with the Reorganization, the tax attributes associated with C-Me have not been retained by the Company. Therefore, the Company has no deferred tax assets or deferred tax liabilities. In addition, the Company has no tax operating loss carry forwards available to offset future income.

NOTE 7 - SHAREHOLDERS' DEFICIT

Common Stock
------------

As described in Note 2, in May 2005, C-ME declared a Stock Bonus of 1,027,327 shares of common stock to certain key employees and directors of C-ME, which were valued at $133,553 (based on the closing price of C-ME's common stock on the effective date of grant). The Stock Bonus was issued to the employees and directors on July 7, 2005, effective May 31, 2005.

Options
-------

C-ME previously compensated its directors and employees with stock options for their services. In connection with the Reorganization (see Note 2), effective May 31, 2005, C-ME has cancelled all stock options by mutual agreement with the holders thereof and terminated all of its stock option plans. In order to provide incentive compensation for these directors and employees, following the Distribution, ASAP will adopt a new stock option plan, which will have 2,000,000 shares of common stock of ASAP available for grant

C-ME's 1996 Stock Option Plan (the "1996 Plan") provided for granting of stock options to employees and non-employee directors. C-ME had reserved 250,000 shares of common stock for issuance under the 1996 Plan. The terms and conditions of grants of stock options are determined by the Board of Directors. Generally, one-half of the granted options were exercisable after the employee's first year of employment. The remaining options were exercisable after the end of the employee's third year of employment. The options granted would have expired within three months after the termination of employment.

C-ME's 1999 stock option plan (the "1999 Plan") provided for granting of stock options to employees, officers, directors, and other entities who have made contributions to C-ME. C-ME had reserved 2,500,000 shares of common stock for issuance under the 1999 Plan. The Board of Directors determined the terms and conditions of granting stock options. Generally, the vesting period was two years, allocated as follows: the first 25% of options granted are exercisable after the first six months of employment, then 4.16% are vested each month thereafter until fully vested. The 1999 Plan provided for the useful life of the options granted to be 10 years starting from the date of grant. The options granted would have expired within three months after the termination of employment.

C-ME's 2001 stock option plan ("2001 Plan") provided for grants of stock options to employees, officers, director, and other entities who have made contributions to C-ME. C-ME had reserved 2,000,000 shares of common stock for issuance under the 2001 Plan. The Board of Directors determined the terms and conditions for granting stock options. Generally, the vesting period was two years, allocated as follows: the first 25% of options granted are exercisable after the first six months of employment, then 4.16% are vested each month thereafter until fully vested. The 2001 Plan provided for the useful life of the options granted to be 10 years starting from the date of grant. The options granted would have expired within three months after the termination of employment.

For the year ended June 30, 2004, C-ME, pursuant to the 1999 plan, granted options to purchase an aggregate of 290,000 shares of restricted common stock, at an exercise price of $0.20 per share, and weighted average fair value of $0.20 per share, (estimated to be in excess of the fair market value of C-ME 's common stock on the date of grant), to various employees of C-ME. The options would have vested through September 2005 and were exercisable through September 2013. In addition, C-ME, pursuant to the 2001 plan, granted options to purchase an aggregate 330,000 shares of restricted common stock, at exercise prices ranging from $0.20 to $0.51 per share, with a weighted average exercise price of $0.23 and weighted average fair value of $0.23, (estimated to be the fair market value of C-ME's common stock on the dates of grant), to various employees of C-ME. The options would have vested through September 2005 and were exercisable through September 2013.

No compensation expense was recorded during fiscal 2005 and 2004 related to stock option activity.

A summary of changes in stock options during each period is presented below:

                                                Weighted Average
                          Stock Options          Exercise Price
                        -----------------------------------------
Balance, July 1, 2003         1,581,885              $3.14
Options granted                 620,000               0.43
Options cancelled               (81,420)              1.60
                             ----------              -----

Balance, June 30, 2004        2,120,465               2.35

Options granted                      --                 --
Options cancelled            (2,120,465)              2.35
                             ----------              -----

Balance, May 31, 2005                --                 --
                             ==========              =====

Exercisable, June 30, 2004    1,930,467              $2.56
                             ==========              =====

The weighted average fair value of the stock options granted during the year ended June 30, 2004 was approximately $0.21 per share as determined using the Black Scholes option-pricing model. The pricing assumptions used were as follows:

                                         YEAR ENDED
                                       JUNE 30, 2004
                                       -------------
Discount rate - bond yield rate            3.50%

Volatility                                  291%

Expected life                            3 years

Expected dividend yield                       --

Warrants
--------

On May 25, 2000, C-ME entered into a joint marketing and cooperation agreement with Factory 2-U. As a part of the agreement, C-ME granted Factory 2-U a warrant that allowed Factory 2-U to purchase up to 10% of the issued and outstanding shares of C-ME's common stock immediately after its June 2000 private placement at the same price at which the shares were sold in the private placement. The maximum shares Factory 2-U could purchase were 838,119 shares at $4.878 per share. In accordance with SFAS No. 123, C-ME recognized an expense of $684,738 in fiscal 2000 for the granting of this warrant. The warrant expired unexercised on May 25, 2005.

In April 2003, C-ME issued a Private Placement Memorandum ("PPM") offering qualified investors 8% convertible preferred shares ("Shares") and warrants ("Warrants"), collectively the "Units", in exchange for a cash investment in C-ME for an aggregate of $1,250,000. C-ME offered 125 Units priced at $10,000 per Unit. Each Unit consists of 20,000 shares of preferred stock with an 8% annual dividend and 5,000 Warrants, to purchase common stock at $0.50 per share, immediately exercisable for a term of five years.

This convertible stock offering did not have any commitments or investments as of May 31, 2005 and was closed effective May 31, 2005. C-ME entered into an agreement with C.K. Cooper & Company ("CKCC"), a NYSD member investment banker based in Irvine, California as its placement agent and financial consultant for the PPM. As of May 31, 2005, C-ME issued a total of 30,000 warrants exercisable at $0.28 and the related expense was not significant. The warrants were cancelled in April 2005.

The following represents a summary of warrants outstanding for the period ended May 31, 2005 and year ended June 30, 2004:

                                            Period Ended                      Year Ended
                                  ------------------------------------------------------------
                                            05/31/2005                        06/30/2004
                                  --------------------------         -------------------------
                                                   Weighted                           Weighted
                                                    Average                            Average
                                   Warrants          Price           Warrants           Price
                                  --------           ------          --------           ------
Outstanding, beginning of year     869,119           $ 4.81           869,119           $ 4.99
   Granted                              --               --            20,000           $ 0.28
   Exercised                            --               --                --               --
   Cancelled/Forfeited/Expired    (869,119)          $ 4.81           (20,000)          $ 8.00
                                  --------           ------          --------           ------
Outstanding, end of year                --           $   --           869,119           $ 4.81
                                  ========           ======          ========           ======
Exercisable, end of year                --           $   --           869,119           $ 4.81
                                  ========           ======          ========           ======

NOTE 8 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASE

The Company leases office space under a non-cancelable operating lease agreement. The lease provides for monthly lease payments approximating $5,000 and expires in June 2007, as amended. Future minimum lease payments under non-cancelable operating leases as of May 31, 2005 approximate the following:

                  YEAR ENDING MAY 31,
                  -------------------
                  2006 $  60,000
                  2007 $  60,000
                  2008 $   5,000
                       ---------
                       $ 125,000

Rent expense for the period ended May 31, 2005 and year ended June 30, 2004 was approximately $65,000 and $70,000, respectively.

Litigation
----------

The Company may be involved from time to time in various claims, lawsuits, disputes with third parties, actions involving allegations or discrimination or breach of contract actions incidental in the normal operations of the business. The Company is currently not involved in any such litigation which management believes could have a material adverse effect on its financial position or results of operations.

Indemnities and Guarantees
--------------------------

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Nevada. In connection with its facility leases, the Company has indemnified its lessor for certain claims arising from the use of the facilities. In connection with line of credit, the transfer agreement, stock purchase and other agreements, the Company has indemnified lenders, sellers, and various other parties for certain claims arising from the Company's breach of representations, warranties and other provisions contained in the agreements. The guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheet.

NOTE 9 - BUSINESS SEGMENTS

Reportable business segments for the eleven month period ended May 31, 2005 and year ended June 30, 2004 were as follows:

-------------------------------------------------------------------------------------
                                                              2005            2004
                                                          -----------     -----------
Net sales from operations:
          Transaction sales, gross                        $   315,493     $        --
          Transaction sales, net                                   --         108,201
          ASAP Global Sourcing Show and Material World      1,464,941       1,663,274
          China Buying Trip                                   259,907              --
                                                          -----------     -----------
                                                          $ 2,040,341     $ 1,771,475
                                                          ===========     ===========
Income (loss) from operations:
          Transaction sales                               $  (263,194)    $  (155,733)
          ASAP Global Sourcing Show and Material World       (416,966)       (393,310)
          China Buying trip                                   217,097              --
                                                          -----------     -----------
                                                          $  (463,063)    $  (549,043)
                                                          ===========     ===========
Depreciation and amortization:
          Transaction sales                               $        --     $     6,902
          ASAP Global Sourcing Show and Material World             --              --
          China Buying trip                                        --
                                                          -----------     -----------
                                                          $        --     $     6,902
                                                          ===========     ===========
Identifiable assets:
          Transaction sales                               $   115,061
          ASAP Global Sourcing Show and Material World        101,611
          China Buying trip                                    30,209
                                                          -----------
                                                          $   246,881
                                                          ===========

Net sales as reflected above consist of sales to unaffiliated customers only as there were no significant intersegment sales during the eleven month period ended May 31, 2005 and the year ended June 30, 2004.

There were no significant capital expenditures during fiscal 2005 or 2004.

There was no significant concentration on net segment sales for the eleven months ended May 31, 2005 and year ended June 30, 2004.

ASAP Global Sourcing Show revenue relates exclusively to the Company's Las Vegas, Nevada trade shows.

                                 ASAP SHOW, INC.
                             CONDENSED BALANCE SHEET
                                   (UNAUDITED)

                                                                     Aug. 31,
                                                                       2005
                                                                   ------------
ASSETS

Current assets:
   Cash                                                            $     94,687
   Accounts receivable, net                                              96,688
   Capital contribution receivable                                      415,000
   Prepaid expenses                                                       2,467
                                                                   ------------
                                                                        608,842
Total current assets
Other assets                                                              9,800
                                                                   ------------

Total assets

                                                                   $    618,642
                                                                   ============

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:

   Accounts payable and accrued expenses                           $    641,849
   Line-of-credit and interest payable to shareholder                   554,178
                                                                   ------------
   Total current liabilities                                          1,196,027
                                                                   ------------

Commitments and contingencies

Shareholders' deficit:
   Common stock, $0.001 par value; 45,000,000 shares authorized;
     8,626,480 shares issued and outstanding                              8,626
   Additional paid-in capital                                        14,166,375
   Accumulated deficit                                              (14,752,386)
                                                                   ------------

Total shareholders' deficit                                            (577,385)
                                                                   ------------
Total liabilities and shareholders' deficit                        $    618,642
                                                                   ============

            SEE ACCOMPANYING NOTES TO CONDENSED FINANCIAL STATEMENTS

                                 ASAP SHOW, INC.
                       CONDENSED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                         Three Months Ended
                                                             August 31,
                                                      --------------------------
                                                          2005          2004
                                                      -----------   -----------
Revenues:
   Transaction sales                                  $   120,719   $    27,705
   Tradeshow revenue                                      720,115       587,189
   Buying trip                                            171,832            --
                                                      -----------   -----------

Revenues                                                1,012,666       614,894
                                                      -----------   -----------

Operating expenses:
   Cost of transaction sales                               97,916        69,682
   General and administrative                             834,136       351,038
   Payroll and related                                    176,590       169,906
                                                      -----------   -----------

Total operating expenses                                1,108,642       590,626
                                                      -----------   -----------

(Loss) income from operations                             (95,976)       24,268

Interest expense, net of interest income                   26,394         2,085
                                                      -----------   -----------

(Loss) income before income taxes                        (122,370)       22,183

Income taxes                                                  800            --
                                                      -----------   -----------

Net (loss) income                                     $  (123,170)  $    22,183
                                                      ===========   ===========

Net loss per share available to common stockholders
   Basic and diluted                                  $     (0.01)  $        --
                                                      ===========   ===========

Weighted-average number of common shares outstanding
   Basic and diluted                                    8,626,480     7,472,673
                                                      ===========   ===========

            SEE ACCOMPANYING NOTES TO CONDENSED FINANCIAL STATEMENTS.

                                 ASAP SHOW, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                    Three Months Ended
                                                                        August 31,
                                                                  ----------------------
                                                                     2005         2004
                                                                  ---------    ---------
Cash flows from operating activities:

   Net loss (income)                                              $(123,170)   $  22,183
   Adjustments to reconcile net loss (income) to net
       cash (used in) provided by operating activities:
      Changes in operating assets and liabilities:
        Accounts receivable                                           4,205      343,000
        Inventory                                                        --       25,874
           Prepaid expenses and other assets                         63,855       57,932
        Accounts payable and accrued expenses                       220,369     (120,148)
        Deferred revenues                                          (186,993)       2,000
                                                                  ---------    ---------

Net cash (used in) provided by operating activities                 (21,734)     330,841
                                                                  ---------    ---------

Cash flows from financing activities:
    Repayment of loan payable                                      (100,000)          --
    Proceeds from borrowings on line-of-credit from shareholder     250,000       99,000
    Repayments of borrowings on line-of-credit from shareholder    (103,445)    (100,000)
                                                                  ---------    ---------

Net cash provided by (used in) financing activities                  46,555       (1,000)
                                                                  ---------    ---------

Net increase in cash                                                 24,821      329,841

Cash, beginning of period                                            69,866        4,451
                                                                  ---------    ---------
Cash, end of period                                               $  94,687    $ 334,292
                                                                  ---------    ---------
Supplemental disclosures of cash flow information:
   Cash paid during the period
       Interest                                                   $  29,839    $  18,026
                                                                  ---------    ---------
       Income taxes                                               $      --    $      --
                                                                  ---------    ---------

            SEE ACCOMPANYING NOTES TO CONDENSED FINANCIAL STATEMENTS

                                 ASAP SHOW, INC.
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                 AUGUST 31, 2005
                                   (UNAUDITED)

NOTE 1 - BASIS OF REPORTING

BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three-month period ended August 31, 2005 are not necessarily indicative of the results that may be expected for the year ending May 31, 2006

ASAP Show, Inc. ("ASAP" or the "Company") was incorporated in December 2004 under the laws of the State of Nevada. As described in Note 2, Cyber Merchants Exchange, Inc. ("C-ME"), the Company's former parent, entered into a Securities Purchase Agreement ("SPA") with KI Equity Partners II, LLC ("Keating"), which resulted in a reorganization of the Company and C-ME. The Company accounted for the reorganization as a reverse spin-off; accordingly, the accompanying financial statements include the historical results of C-ME.

REORGANIZATION

Securities Purchase Agreement
-----------------------------

On November 19, 2004 C-ME entered into the SPA with Keating Reverse Merger Fund, LLC ("KRM Fund") and Frank Yuan, the current Chairman of the Board and Chief Executive Officer of C-ME ("Yuan") providing for the investment by KRM Fund of $425,000 (the "Investment") in C-ME in exchange for 7,000,000 shares of C-ME's common stock. The SPA was amended and restated effective August 25, 2005 to, among other things, change the Investment to $415,000, change the number of shares to be purchased to 7,104,160, and substitute KI Equity for KRM Fund. The $415,000 has been included in the accompanying balance sheet at August 31, 2005 as a capital contribution receivable and was received in October 2005. The Investment by KI Equity has been used satisfy certain liabilities assumed by the Company. The Reorganization allows the shareholders of C-ME to participate in the growth of the trade show business through the spin-off of the Company, which owns and operates the trade show business (see below). Following the Reorganization and spin off of the Company, C-ME is majority owned by KI Equity and will seek a business combination with an operating company.

Stock Bonus
-----------

C-ME issued 1,027,327 shares to certain key employees and directors effective May 31, 2005. The Stock Bonus was not subject to shareholder approval. The individuals receiving the Stock Bonus previously had stock options in C-ME, which were cancelled as part of the Stock Bonus and Reorganization. In addition, C-ME terminated all of its stock option plans, and all outstanding stock options were cancelled. In addition, the employees have not received any significant pay increases in recent years. Directors of C-ME have never been paid fees for services on the Board. The intent of the issuance of the Stock Bonus was to partially compensate these individuals for their significant contributions to C-ME since employees

                                 ASAP SHOW, INC.
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                 AUGUST 31, 2005
                                   (UNAUDITED)

did not receive any significant pay increases in recent years and outside directors were never paid for services on the Board.

ASAP Show, Inc.
---------------

C-ME formed ASAP on December 1, 2004 as a wholly owned subsidiary. The officers and directors of the Company are the same as the officers and directors of C-ME.

Since the Transfer, ASAP continued to focus on operating the trade show business previously operated by C-ME. The Investment contemplated as part of the Reorganization will be used to pay the liabilities of C-ME that were assumed by ASAP under the Transfer Agreement. ASAP will continue to operate its trade show twice a year in Las Vegas, four shows in China, and manage Material World Global Pavilion in Miami, FL and New York. As part of the Transfer Agreement, ASAP has assumed a revolving $800,000 line of credit from Frank Yuan and his wife (the "Yuan Line of Credit"). Frank Yuan and his wife consented to the assumption of the Yuan Line of Credit and released C-ME from any and all liabilities thereunder. The Yuan Line of Credit has an outstanding balance as of August 31, 2005 of $554,179, including accrued interest of $9,179, bears interest at 8% per annum, and expires in September 2006. With the payment of liabilities with the Investment, the expected cash flow generated from the trade shows and the Yuan Line of Credit, ASAP believes it will have sufficient cash resources to grow its business and meet the liabilities and obligations with respect to its operations through at least September 30, 2006.

As a further condition of the Investment, C-ME and ASAP entered into the Transfer Agreement effective May 31, 2005 whereby all of the assets of C-ME were transferred to ASAP and all liabilities, obligations and contracts of C-ME (known and unknown, fixed or contingent or otherwise) were assumed by ASAP ("Assumed Liabilities"). In exchange C-ME received 8,626,480 shares of ASAP common stock. ASAP and Frank Yuan have agreed to indemnify and hold C-ME harmless from any loss, costs or damages incurred by C-ME with respect to the Assumed Liabilities ("Indemnity Claims"). As a condition of the Investment, C-ME must have no liabilities, obligations, debts, contracts or agreements of any kind or nature.

Distribution
------------

On or about August 25, 2005, C-ME distributed the 8,626,480 shares of ASAP to the U.S. Stock Transfer Corporation as depository agent for ASAP's shareholders. The ASAP shares will be held by the depository agent until such time as this Form 10-SB has become effective.

At that time, the certificates representing ASAP shares will be disbursed by the depository agent to ASAP's shareholders. Following disbursement of the ASAP shares, ASAP intends to make available information that will allow a broker to file a Form 15c2-11 to post a quotation and obtain a trading symbol for the shares of ASAP on the OTC BB. The ASAP shares distributed as part of the Distribution will be freely tradable, subject to certain restrictions applicable to insiders and affiliates, once the Form 10-SB has become effective.

                                 ASAP SHOW, INC.
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                 AUGUST 31, 2005
                                   (UNAUDITED)

The distribution will be taxable to the shareholders.

Investment
----------

The closing of the transactions contemplated by the SPA and the Investment occured after the Distribution. Pursuant to the Investment, C-ME issued 7,104,160 shares of common stock to KI Equity for $415,000. The proceeds of the Investment were used to satisfy liabilities that were assumed by ASAP as part of the Transfer and any other liabilities of C-ME, which were applied to all third party liabilities which existed at May 31, 2005 and any remaining funds being transferred to ASAP, less $50,000 which C-ME will hold in reserve for a period of six months following the closing of the SPA to satisfy any Indemnity Claims. The $415,000 has been included in the accompanying balance sheet at August 31, 2005 as a capital contribution and $365,000 was distributed to and received by ASAP in October 2005.

Accounting Treatment
--------------------

The Company accounted for the Reorganization as a reverse spinoff in accordance with the Emerging Issues Task Force Issue No. ("EITF") 02-11, "ACCOUNTING FOR REVERSE SPINOFFS." In a reverse spinoff, the legal spinnee (ASAP) is treated as though it were the spinnor for accounting purposes. Reverse spinoff accounting is appropriate as the treatment of the legal spinnee as the accounting spinnor results in the most accurate depiction of the substance of the transaction for shareholders and other users of the financials statements. Under this treatment, the historical financial statements of C-ME are the historical financial statements of ASAP. In making its determination, the Company considered the following indicators, among others:

     o the accounting spinnor (legal spinnee, ASAP) is larger than the accounting spinnee (legal spinnor, C-ME);

     o the fair value of the accounting spinnor (legal spinnee) is greater than that of the accounting spinnee (legal spinnor);

     o the accounting spinnor (legal spinnee) retains the senior management of the formerly combined entity; and

     o    the accounting spinnor (legal spinnee) retains senior management.

REVENUE RECOGNITION

The Securities and Exchange Commission issued Staff Accounting Bulletin 104 ("SAB 104"), "Revenue Recognition" which outlines the basic criteria that must be met to recognize revenue and provide guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with Securities and Exchange Commission. Management believes the Company's revenue recognition policies conform to SAB 104.

Transaction Sales
-----------------

Transaction revenues are recorded in accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19 "Reporting Revenue Gross as a Principal versus net as an Agent." Beginning in fiscal 2005 for all product transactions with its customers, the Company acts as a

                                 ASAP SHOW, INC.
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                 AUGUST 31, 2005
                                   (UNAUDITED)

principal, takes title to all products sold upon shipment, and bears inventory risk for return products that the Company is not able to return to the supplier, although these risks are mitigated through arrangements with factories, shippers and suppliers.

The Company recognizes revenue on transaction sales upon shipment when there is evidence that an arrangement exists, delivery has occurred under the Company's standard FOB shipping point terms, the sales price is fixed or determinable and the ability to collect sales proceeds is reasonably assured.

ASAP Trade Show
---------------

The ASAP trade show generates revenue through exhibitor booths sales, corporate sponsorship, and advertising. Such revenue is typically collected in advance, deferred and then recognized at the time of the related trade show. The Company conducts two trade shows per year, currently in February and August in Las Vegas.

Material World
--------------

The Company shares Material World's foreign exhibitors' net exhibitors fees income which are derived through Company introduction (we do not share in losses, if any). Material World's net revenue is recognized in the accounting period in which the event is conducted. Material World conducts two trade shows per year, i.e. April in Miami and September in New York.

Buying Trip
-----------

Buying trip generates revenue through the participating buyers ("Buyers") paying for the Company's assistance during the travel through various foreign countries in Asia to meet local apparel manufacturers. The Company receives a portion of exhibition net revenues collected by the oversea government's trade promotion agencies located in the various cities which were visited by the Buyers (we do not share any losses, if any). The Buying Trip's revenue is recognized ratably during the period in which the event is conducted. Management is planning to conduct buying trips to China in May and Southeast China Countries in November each year.

INDEMNITIES AND GUARANTEES

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make significant payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying condensed balance sheet.

                                 ASAP SHOW, INC.
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                                 AUGUST 31, 2005
                                   (UNAUDITED)

BASIC AND DILUTED EARNINGS PER COMMON SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations:

                                                                  3 Months Ended
                                                                08/31/05      08/31/04
                                                             --------------------------
Numerator for basic and diluted (loss) income per share:
     Net (loss) income                                       $  (123,170)   $    22,183

Denominator for basic and diluted (loss) income per share:
     Weighted average shares (basic and diluted)               8,626,480      7,599,153
                                                             -----------    -----------
Loss charged to common shareholders per common share:

  Basic and diluted                                          $     (0.01)   $        --
                                                             ===========    ===========

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)") to provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces SFAS No. 123, and supersedes APB 25. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. Small business issuers will be required to apply Statement 123(R) as of the annual reporting period that begins after December 15, 2005. The Company is in the process of evaluating whether the adoption of Statement 123(R) will have a significant impact on the Company's overall results of operations or financial position.

NOTE 2 - BUSINESS SEGMENTS

Reportable business segments as of and for the periods ended August 31, 2005 and 2004 are as follows:

-------------------------------------------------------------
                                     3 Months        3 Months
                               Ended 08/31/05  Ended 08/31/04
                               ------------------------------
Revenues:
  Transaction sales              $   120,719    $    27,705
  Tradeshows                         720,115        587,189
  Buying trip                        171,832             --
                                 -----------    -----------
                                 $ 1,012,666    $   614,894
                                 ===========    ===========

(Loss) income from operations:
  Transaction sales              $    22,803    $   (41,977)
  Tradeshows                        (213,097)        66,245
  Buying trip                         94,318             --
                                 -----------    -----------
                                 $   (95,976)   $    24,268
                                 ===========    ===========

Depreciation and amortization:
  Transaction sales              $        --    $        --
  Tradeshows                              --             --
  Buying trip                             --             --
                                 -----------    -----------
                                 $        --    $        --
                                 ===========    ===========

Identifiable assets:
  Transaction sales              $    19,361
  Tradeshows                         595,762
  Buying trip                          3,519
                                 -----------
                                 $   618,642
                                 ===========

Net sales as reflected above, consist of sales to unaffiliated customers only as there were no significant intersegment sales for the three-month periods ended August 31, 2005 and 2004.

There  were  no  significant   concentrations  on  net  segment  sales  for  the
three-month periods ended August 31, 2005 and 2004.

Transaction apparel sales are made from goods exported from China into the USA, while ASAP show revenue relates exclusively to the Company's Las Vegas, Nevada trade shows.

NOTE 3 - DEBT

LINE OF CREDIT FROM SHAREHOLDER

The Company has a revolving line-of-credit (the "Line") from Frank Yuan, the Company's Chief Executive Officer and a significant Company shareholder, which expires on September 1, 2006 and provides for borrowings up to a maximum of $800,000, as amended. The Line bears an interest rate of 8.0% per annum. The balance at August 31, 2005 was $554,178, including accrued and unpaid interest of $9,178 at August 31, 2005.

PART III

ITEM 1. INDEX TO EXHIBITS.

         Exhibit 3.1  Articles of Incorporation

         Exhibit 3.2  Bylaws

         Exhibit 10.1 Amended and Restated Securities Purchase Agreement by and among KI Equity Partners II, LLC, Cyber Merchants Exchange Inc. and Frank Yuan dated as of August 25, 2005.

         Exhibit 10.2 Transfer  and  Assumption  Agreement by  and  among  Cyber
         Merchants Exchange Inc., ASAP Show, Inc. and Fran Yuan dated as of May 31, 2005.

         Exhibit 10.3 Promissory Note from ASAP Show, Inc. to Frank Yuan

ITEM 2. DESCRIPTION OF EXHIBITS.

         Exhibit 3.1 Articles of Incorporation of ASAP Show, Inc.

         Exhibit 3.2 Bylaws of ASAP Show, Inc.

         Exhibit 10.1 Amended and Restated Securities Purchase Agreement by and among KI Equity Partners II, LLC, Cyber Merchants Exchange Inc. and Frank Yuan dated as of August 25, 2005.

         Exhibit 10.2 Transfer and Assumption Agreement by and among Cyber Merchants Exchange Inc., ASAP Show,Inc. and Fran Yuan dated as of May 31, 2005.

         Exhibit 10.3 Promissory Note from ASAP Show, Inc. to Frank Yuan

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         ASAP Show, Inc.

                                                         /s/ FRANK S. YUAN.
                                                         -------------------
Date:    January 9, 2006                                 By: Frank S. Yuan
                                                         Chairman & CEO